

BACARDI LIMITED

03 APR 10 AM 7:21

82-4992

VIA COURIER

March 27th, 2003.

RECEIVED
MAR 31 2003
OFFICE OF THE SECRETARY

Securities and Exchange Commission
Office of International Corporate Finance
Division Of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001


03050149

Attn: Margaret H. McFarland
Deputy Secretary

SUPPL

Dear Madam,

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, the Proxy Statement dated March 18, 2003, that was sent by Bacardi Limited to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

Sincerely,

Michael Maguire

Michael Maguire

dlw 4/22

Enc.

P.O. BOX HM 720, HAMILTON HM CX, BERMUDA TEL: (441) 295-4345 FAX: (441) 292-0562

BACARDI AND THE BAT DEVICE ARE REGISTERED TRADEMARKS OF BACARDI & COMPANY LIMITED





03 APR 10 AM 7:21

BACARDI LIMITED

RUBEN RODRIGUEZ
CHAIRMAN OF THE BOARD, PRESIDENT AND CEO

Bermuda, March 18, 2003

Dear Shareholder:

You are cordially invited to attend a special general meeting of shareholders of Bacardi Limited to be held on May 6, 2003 at 9:00 a.m., local time, at the Offices of Bacardi Limited, located at 65 Pitts Bay Road, Hamilton HM CX, Bermuda.

At the special general meeting, we will ask you to consider and vote on amendments to our Bye-Laws that will include changes to the nomination of the Board of Directors, the creation (but not the issuance) of two classes of Bacardi Limited common shares, two classes of Directors and certain related matters. These proposals are more fully described in the enclosed proxy statement.

Approval of these Bye-Law amendments would represent the first step in a process that could lead to Bacardi Limited becoming a publicly traded company. However, the issuance of the new Class B shares – in a public offering or otherwise – would require a separate approval at a later time by the affirmative vote of two-thirds of all outstanding shares and a subsequent determination by the Board of Directors to issue the Class B shares.

Your Board of Directors has developed these proposals after carefully considering numerous factors, including changes in our business, industry and financial posture. The Board of Directors believes that these proposals will position our company for continued success in our increasingly competitive industry while preserving the control of the Bacardi family. **Accordingly, the Board of Directors has resolved, by a vote of 12 to three, to recommend that you vote "FOR" approval of the amendments.**

Our Bye-Laws can be amended only with the affirmative vote of at least two-thirds of all outstanding shares. **Whether or not you plan to be present at the special general meeting, please complete, sign, date and return the enclosed proxy in the enclosed envelope to ensure that your shares are represented at the special general meeting.** If you do not send in your proxy, or if you abstain from voting, it will have the same effect as a vote against approval of the proposed Bye-Law amendments.

The enclosed proxy statement provides detailed information about the proposed Bye-Law amendments and related matters. I urge you to read the proxy statement carefully, including Annex A, which contains the text of the proposed Bye-Law amendments. If you have any additional questions about the special general meeting, please call Gail Butterworth at (441) 298-1027.

On behalf of the Board of Directors, I thank you for your consideration of this important matter.

Sincerely,

Ruben Rodriguez
Chairman and Chief Executive Officer





BACARDI LIMITED

NOTICE OF SPECIAL GENERAL MEETING OF MEMBERS
TO BE HELD ON MAY 6, 2003

NOTICE IS HEREBY GIVEN that we will hold a Special General Meeting of Members of Bacardi Limited on May 6, 2003, at 9:00 a.m., local time, at the Offices of Bacardi Limited, located at 65 Pitts Bay Road, Hamilton HM CX, Bermuda, to consider and vote on amendments to our Bye-Laws relating to the nomination of our Board of Directors, the creation (but not the issuance) of two classes of Bacardi Limited common stock, two classes of Directors and certain related matters. Approval of the Bye-Law amendments requires the affirmative vote of at least two-thirds of all outstanding shares of Bacardi Limited.

Only members of record as of the close of business on March 12, 2003, are entitled to notice of, and to vote at, the Special General Meeting or any adjournments or postponements of the meeting. Each member is entitled to one vote for each common share held on the record date.

A form of proxy and a proxy statement containing more detailed information with respect to the matters to be considered at the Special General Meeting accompany and form a part of this notice.

Please mark the box on the proxy that indicates how your shares should be voted. Sign and return your proxy as soon as possible in the enclosed envelope. Shares represented by properly executed proxies for which no instruction is given on the proxy will be voted FOR approval of the proposed Bye-Law amendments.

Your vote is important. Whether or not you plan to attend the Special General Meeting in person, please date and sign the accompanying proxy and return it promptly in the enclosed envelope. Returning your proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person. Thank you for acting promptly.

BY ORDER OF THE BOARD,

Barbara Johnson
Secretary

Dated: March 18, 2003

BACARDI LIMITED



Proxy Statement
relating to the
Special General Meeting of Members

to be held on

May 6, 2003
Hamilton, Bermuda

This proxy statement is dated March 18, 2003.

BACARDI AND THE BAT DEVICE ARE REGISTERED TRADEMARKS OF BACARDI & COMPANY LIMITED

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TABLE OF CONTENTS

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SUMMARY OF THE PROPOSED BYE-LAW AMENDMENTS

This summary, together with the following question and answer section, highlights important information discussed in greater detail elsewhere in this proxy statement. To more fully understand each of the proposed Bye-Law amendments, you should carefully read this entire proxy statement. Annex A contains the text of the proposed Bye-Law amendments.

Creation of Class A and Class B Shares. The proposed amendments would authorize the *creation*, but not the *issuance*, of two classes of Bacardi Limited common shares: Class A shares, which would have ten votes per share and into which the current common shares would be automatically converted upon the initial issuance of the Class B shares; and Class B shares, which would be available to be issued to new investors and would have one vote per share. Class B shares would have the same economic rights, including as to dividends, as the Class A shares. Each Class A share transferred to a person other than a "permitted transferee" would automatically convert into one Class B share.

Number of Class A Shares and Class B Shares. The number of Class B shares available for issuance and sale to new investors would be limited to a maximum of 30% of the company's total share capital after the proposed share capital increase has been implemented. In addition, a further number of Class B shares would be reserved for issuance upon the automatic conversion of Class A shares when transferred to persons other than "permitted transferees". The initial number of Class A shares into which each current common share would be automatically converted upon the initial issuance of the Class B shares, as well as the initial number of Class B shares, would be determined by the Board of Directors at a later date.

Class A Directors and Class B Directors. After the issuance of Class A and Class B shares, the Class A shares would initially elect 13 Class A directors and the Class B shares would initially elect three Class B directors. Each class would vote separately for its directors, meaning that Class A shareholders would not be able to vote for Class B directors and Class B shareholders would not be able to vote for Class A directors.

Director Nomination Process. The process for the nomination of our directors would be changed so that the Nominating Committee of the Board would first circulate to all holders of common shares a proposed slate of nominees along with a nominating form that each shareholder could use to propose additional nominees. If an additional nominee is proposed by at least the same percentage of outstanding common shares as one director represents of the total number of directors to be elected, that nominee would be added to the list submitted to the shareholders. The nominees with the highest number of shareholder votes would be elected. After the issuance of Class A and Class B shares, this nomination process would apply to the nomination process for Class A directors. The slate of nominees for Class B director would be equal to the number of Class B directors to be elected and would be selected by the Nominating Committee of the Board.

Other Board Composition Changes. The President would no longer be required to be a director. The position of Alternate Director would be eliminated.

Takeover Protection. Any person or group that acquired 30% or more of the voting power of all of the company's shares would be required to offer to acquire all other common shares at the same price.

The Second Vote. Before any Class B shares could be issued (and the current common shares converted into Class A shares), the shareholders would have to grant the Board the authority to issue the Class B shares in a second vote, also requiring the affirmative vote of two-thirds of all outstanding shares. If the Board were given this authority by the shareholders, it would be permitted to issue the Class B shares in a public offering or otherwise at such time as the Board deemed appropriate, provided that the issuance were approved by the affirmative vote of at least two-thirds of the Directors.

QUESTIONS AND ANSWERS ABOUT THE BYE-LAW AMENDMENTS

Below are brief answers to questions concerning the proposed Bye-Law amendments and the special general meeting. They do not address all the information that may be important to you. You should read the summary and the remainder of this proxy statement.

Why are we proposing these Bye-Law amendments?

Our competitive and financing environments are undergoing significant changes. Consolidation in the spirits industry, both of our competitors and of the channels of distribution, make it difficult to continue as successfully as in the past. In addition, consolidation in the financial services industry means that bank financing — our historical source of capital for growth — is becoming much more difficult to obtain and is unavailable for larger transactions.

In order to retain our position as a leader in the spirits industry, we need to have greater financial flexibility to respond to these changes in global market conditions, including possibly having the ability to use a publicly traded security to raise capital or to make strategic acquisitions in important markets around the world. The proposed Bye-Law amendments would position us to achieve this goal in a manner that keeps voting control in the hands of our current shareowners. These reasons are more fully described elsewhere in this proxy statement under "Reasons for the Proposed Bye-Law Amendments".

What does this mean for Bacardi Limited?

Bacardi Limited is a very special company. Going back to the 1860s, we have been primarily owned by members of the Bacardi family. We owe our success, to a significant degree, to our ownership structure and to the commitment it inspires in our current and former management and employees. We believe that the proposed Bye-Law amendments would help preserve the best aspects of our family-owned corporate culture, while increasing our financial flexibility. Current shareowners would retain voting control and we would be positioned for continued success in the 21st century.

Will Bacardi Limited become a public company if the proposed changes are approved?

Not necessarily. The proposed Bye-Law amendments include authorization for the *creation* of Class A shares and Class B shares, but not authorization for the *issuance* of any Class B shares. Accordingly, no shares may be issued unless the authority of the Board to issue Class B shares is approved by two-thirds of all outstanding shares at a later date.

How and when would we become a public company?

If the proposed Bye-Law amendments are approved at the upcoming special general meeting, our Board of Directors may ask shareholders to authorize it to issue Class B shares at a later date. Thereafter, we anticipate that the Class B shares would be issued in an underwritten public offering and that application would be made to have the Class B shares listed on the New York Stock Exchange. The Class B shares would only be issued in a public offering or strategic transaction at a time when the Board has determined that market conditions are right for the offering or that the strategic transaction is appropriate for Bacardi Limited.

Would Bacardi Limited basically be the same company if we had outside investors?

Yes. The proposed Bye-Law amendments would preserve family control of the company. Our commitment to our shareholders, employees and customers would also remain unchanged.

Would the proposed Bye-Law amendments change the matters that require a two-thirds shareholder vote?

No. Changes in our capital, major transactions such as mergers and amendments to the Bye-Laws would all still require a two-thirds vote. However, instead of requiring a vote of two-thirds of the shares, the Bye-Laws would require a vote of two-thirds of the voting power to take into account the 10 votes per share of the Class A shares.

Would the proposed Bye-Law amendments change the company's dividend policy?

No.

Would my dividends decline as a result of the proposed changes?

The level of our earnings, and thus dividends, in each year depends on numerous factors, including general business and economic conditions, as well as our working capital requirements. The amount of dividends per share also depends on the number of shares outstanding. If Class B shares are sold by us, the amount of dividends per share may be affected by the return we are able to earn on our investment of the proceeds from the sale of the Class B shares. Our dividend *policy*, however, will remain unchanged.

If approved, when would the proposed Bye-Law amendments take effect?

The Bye-Law amendments would take effect as follows:

- the change in the director nomination process would apply to the next election of directors after this year's annual general meeting in June;
- the takeover protection provisions would become effective upon approval by the shareholders of the Board's authority to issue Class B shares;
- the division of our share capital into Class A shares and Class B shares, and the classification of the Board of Directors into Class A directors and Class B directors, would become effective when Class B shares are actually issued; and
- the automatic conversion of Class A shares into Class B shares on transfer to persons other than "permitted transferees" would become effective 180 days after the first issuance of Class B shares.

How many Class A shares would I receive for each of my common shares?

That number would be determined by the Board only after issuance of the Class B shares has been approved by shareholders in a second vote. See "The Second Vote" below. Regardless of the number that is determined, each share held by each current shareholder would be converted into the same number of Class A shares.

What would I need to do to receive my new Class A shares?

Nothing. If the Class B shares were issued, your shares would be converted automatically, without any action on your part, into Class A shares.

If Bacardi Limited sells Class B shares in a public offering, would I be able to sell any of my shares at the same time?

Yes. If the issuance of Class B shares is authorized by shareholders and the Board of Directors has determined to proceed with a public offering, we would expect that our existing shareholders would be given the opportunity to sell shares in the public offering. The percentage of shares that you would be able to sell in the public offering would depend on several factors, including the level of participation by other shareholders, the overall size of the offering and the expected market price of the Class B shares. As described below, you would not otherwise be able to sell Class A shares in the public market until 180 days after an initial public offering.

Would I be able to sell or transfer my Class A shares on the stock market immediately?

No. To facilitate a public offering of Class B shares if their issuance were authorized by shareholders and the Board had determined to proceed with a public offering, the proposed Bye-Law amendments would restrict you from selling or transferring your Class A shares (other than those sold in the public offering as described above) to anyone other than a "permitted transferee" for a 180-day period after the public offering. You would also be prohibited from buying a put option, selling a call option or entering into any other hedging, derivative or insurance transaction relating to your Class A shares for a 180-day period after the public offering. Our financial advisers tell us that these restrictions would be advisable to promote an orderly initial trading market for our Class B shares.

Once the 180-day period following an initial public offering is over, if I were to sell Class A shares on the stock market, how would they be converted into Class B shares?

You would be able to sell your Class A shares through a stockbroker and our stock transfer

agent would issue new Class B shares to the buyer. You would not have to do anything more to cause the conversion from Class A to Class B.

How much stock would we expect to offer to the public and who would control our company after the public offering if we were to offer stock to the public?

Our financial advisers tell us that it would be advisable to sell an amount of shares equal to between 10% and 20% of our outstanding shares to the public in order to create a satisfactory trading market in our Class B shares. Assuming an offering at the 10% level, after a public offering:

- Class A shares would constitute about 90% of our total outstanding common shares and about 99% of our total voting power;
- Class B shares would constitute about 10% of our total outstanding common shares and about 1% of our total voting power; and
- Class A shareholders would elect 13 directors and Class B shareholders would elect three directors.

Even at the higher end of the range described above, the relative voting power of the Class A and Class B shareholders would be similar.

What happens if Class A shares are transferred?

Class A shares would automatically and permanently convert into Class B shares if transferred to a person or entity that is not a "permitted transferee".

Who would be a "permitted transferee"?

Permitted transferees would include:

- Bacardi Limited;
- Bacardi family members — lineal descendants (by blood or legal adoption) of Sr. Facundo Bacardi Maso, and the current spouse of a lineal descendant;
- a trust whose beneficiaries consist solely of Bacardi family members or their spouses;
- a corporation, the capital stock of which is owned, directly or indirectly, solely by Bacardi family members, their spouses, and/or other permitted corporations, partnerships or trusts;
- a partnership comprised solely of persons described in the definition of permitted corporations above; and
- members of the immediate family of any Class A shareholder, for a transfer by that shareholder.

You should read "The Proposed Bye-Law Amendments—Creation of Class A and Class B Shares—*Automatic Conversion of Class A Shares upon Certain Transfers*" on page 10 for important details and conditions of transfers to permitted transferees.

What would happen if I transferred my Class A shares to members of my family who are not Bacardi family members?

Any Class A shareholder (even if he or she is not a Bacardi family member) could transfer Class A shares (including by will or by gift) to any member of his or her immediate family, and that family member would have the same right to transfer his or her Class A shares, and those shares would remain Class A shares.

What would happen to the Bacardi Agreement if the proposed amendments were approved?

The shareholders who are parties to the Bacardi Agreement would have the same rights and obligations under that agreement whether or not the Bye-Law amendments are approved. However, these shareholders have the right to notify the company, any time from March 21 to April 19, 2004, of their election to withdraw from the Bacardi Agreement effective June 19, 2004. If 75% of the shareholders elected to withdraw, the agreement would terminate. See "The Bacardi Agreement" for a description of the terms of the Bacardi Agreement and how it would affect shareholders if the company were to sell Class B shares to the public.

Would I have to pay any taxes if the proposed amendments were approved?

You should consult your own tax adviser, but we do not believe the proposed amendments, or the issuance of the Class A and Class B shares, by themselves, should subject any shareholder to

additional taxation. However, if there is a public offering of the Class B shares, the valuation of the Class A and Class B shares based on the public trading prices of the Class B shares could increase their value for the purposes of wealth or intangibles taxes. In addition, if you sell shares you may have a taxable gain. See "The Consequences of Being a Public Company—Establishing a Market Value" below.

If Bacardi Limited were to become a public company, would it be more susceptible to an unwanted takeover offer?

No. The 10-vote power of the Class A shares would actually make an unwanted takeover offer by an outsider *less* likely. Since Class A shares could only be held by members of the Bacardi family and other permitted transferees, and would automatically convert to one-vote Class B shares if transferred to anybody else, it would be extremely difficult for an outside investor to accumulate enough voting power to control the election of board members or any other matters requiring a shareholder vote. See "Consequences of Being a Public Company—Susceptibility to an Unwanted Takeover Offer" below.

If Bacardi Limited were to become a public company, would I have to report my share ownership to the United States Securities and Exchange Commission?

If Class B shares were issued to the public and listed on the New York Stock Exchange, beneficial owners (including persons acting as a "group") of more than 5% of the Class B shares would be required to report their ownership publicly on forms filed with the United States Securities and Exchange Commission, or SEC. You would not have to report ownership of your Class A shares. However, in its annual report filed with the SEC, Bacardi Limited would be required to report any shareholders known to beneficially own more than 5% of the Class A shares or the Class B shares. See "The Consequences of Being a Public Company—Public Disclosure of Large Stockholdings" below.

At the shareholders information meeting in January 2003, shareholders were advised that holders of Class A shares would have to report their shares as representing "beneficial ownership" of the Class B shares into which they could be converted, and that shareholders with as small a holding as 0.6% of the Class A shares would have to report their beneficial ownership of Class B shares. Has this changed?

Yes. After that shareholders meeting, the Board decided to revise the terms of the Class A shares so they could not be converted into Class B shares at the option of the Class A shareholders, but would convert only upon a transfer other than to a permitted transferee. As a result of this change, Class A shares would no longer represent "beneficial ownership" of Class B shares and thus ownership of Class A shares would not be required to be reported by shareholders.

What do I need to do now?

Please consider the proposals described in this proxy statement carefully. It is very important that you vote. You should complete, sign and date your proxy and mail it in the enclosed return envelope as soon as possible, even if you plan to attend the special general meeting in person, so that your shares may be represented at the special general meeting.

What happens if I do not send in my proxy or if I abstain from voting?

If you do not send in your proxy, or if you abstain from voting, it will have the same effect as a vote against the Bye-Law amendments.

What if I want to change my vote after I have mailed my signed proxy?

You can change your vote by sending a later-dated, signed proxy or a written revocation to PricewaterhouseCoopers LLP, our independent auditors, who must receive it before your proxy has been voted at the special general meeting, or by attending the special general meeting in person and voting. Your attendance at the special general meeting will not, by itself, revoke your proxy. It will only be revoked if you actually vote at the special general meeting.

What if I have additional questions about the special general meeting?

If you have any additional questions about the special general meeting, or if you would like additional copies of this proxy statement, please call Gail Butterworth at (441) 298-1027.

WHAT WOULD NOT CHANGE?

Dividend Policy

As you know, our Bye-Laws require us to pay annual cash dividends to our shareholders equal to at least 50% of our consolidated net income during the preceding year (as adjusted to include amortization and write-off of goodwill and other intangible assets), subject to reduction to a minimum of 30% in certain years as determined by our Board of Directors. This dividend policy would not change and the amount of dividends that we pay in any given year would continue to depend on our earnings in the preceding year. We cannot, of course, guarantee that the *amount* of dividends will be comparable to amounts historically paid, as the level of the our earnings in any given year is subject to change (including as a result of general economic and business conditions that are beyond our control), but there is no proposed change to the dividend *policy*.

Supermajority Voting Requirements

Other than the technical changes that would be necessary to implement the proposed Bye-Law amendments, there would be no changes made to the supermajority voting provisions contained in our Bye-Laws, including current Bye-Laws 31 and 67 (Bye-Laws 38 and 76 in the form of amended Bye-Laws attached as Annex A). An affirmative two-thirds vote would still be required to approve any further changes to our capital structure or to our Bye-Laws, and to approve any merger or similar transaction. The technical changes would provide that the required two-thirds vote contained in the Bye-Laws would be two-thirds of the *voting power*, as opposed to two-thirds of the outstanding shares by *number*. This change would be necessary to take into account that the new Class A shares (if issued) would be entitled to ten votes per share, while the new Class B shares (if issued) would be entitled to only one vote per share.

REASONS FOR THE PROPOSED BYE-LAW AMENDMENTS

Our capital structure and current Bye-Laws have served us well as a private company since Bacardi Limited was formed in 1992, and have carried forward the traditions of our company going back to the 1860s. The transfer restrictions represented by the first refusal rights in the Bacardi Agreement among most of our shareholders have served to preserve the control of Bacardi Limited by the descendants of Sr. Facundo Bacardi Maso, who founded the original company in 1862.

But today, the world has changed. We face consolidation at an unprecedented pace among our competitors and in the spirits distribution networks around the world. Our historical reliance primarily on commercial bank loans to finance our expansion is neither adequate to face the challenges of today nor as available to us as it was in the past. Our Board has concluded that we should be positioned to have a publicly traded equity security that we could use when appropriate both for strategic alliances and acquisitions and to raise capital, in order to maintain our leadership position in the spirits industry and our financial success.

Our Board believes that our shareholders would benefit from having a publicly traded equity security. Some of our shareholders may wish to sell some of their shares either to diversify their assets or to raise cash, including possibly to satisfy estate taxes. We have also determined that family ownership is an important part of our corporate identity and culture that should not be sacrificed. Therefore, the proposed new capital structure would continue our historical culture of family ownership, while at the same time allowing us to issue stock to the public, once this issuance has been approved by shareholders at a later time and the Board has determined that market and other conditions are right for a public offering.

The capital structure created by the Bye-Law amendments would accomplish these goals by:

- concentrating our voting control in the Class A shares that would be held by our current shareholders once their current common shares have been converted into Class A shares upon the initial issuance of the Class B shares;
- limiting ownership of the Class A shares to Bacardi family members, immediate family members of Class A shareholders and related entities; and
- creating Class B shares, which would have the same economic rights but less voting power, that could be issued to the public, once this issuance has been approved by shareholders at a later time and the Board has determined that market and other conditions are right for a public offering.

Because only the current common shares held by our existing shareholders would be converted into Class A shares upon the initial issuance of the Class B shares, and because their transfer would be limited to the families of those shareholders and related entities, this structure would preserve our historical ownership profile. Our Class B shares, on the other hand, could (if the shareholders give the Board the authority to issue the Class B shares) become a publicly traded equity security that we could use for strategic alliances and acquisitions, to raise capital for Bacardi Limited and to create a market into which those shareholders desiring liquidity could sell their shares (Class A shares automatically becoming Class B shares on public sale).

DELIBERATIONS OF THE BOARD OF DIRECTORS

The proposal of these Bye-Law amendments is the culmination of a process of consideration and evaluation by your Board of Directors that began well over a year ago. The first resolution relating to these matters was read to shareholders at the June 28, 2001 annual general meeting in Toronto. Since then, the Board has met several times with representatives of our management who reviewed in detail Bacardi Limited's competitive position, the impacts on our prospects of the substantial consolidation in the spirits industry among our competitors and our distributors, our access to bank borrowings and whether our past reliance primarily on bank debt and periodic acquisitions of brands (our "string of pearls" approach) is a viable strategy for the future.

Last spring, the Board formed a Special Committee on Shareholder Issues to review a number of issues of concern to Bacardi Limited and our shareholders. The Special Committee met numerous times, including meetings with our management, our financial advisors and counsel. The proposed Bye-Law amendments are the result of recommendations of that committee.

At last June's annual general meeting, there were presentations from management covering Bacardi Limited's position, the competitive landscape and our financing constraints, and presentations from counsel covering the high-vote, low-vote two classes of stock structure the Board was considering and related matters.

After further consideration, and taking into account input from shareholders, financial advisors, counsel and Board members, the Board approved revisions to the proposed structure. At a shareholders information meeting held in Coral Gables, Florida, on January 20, 2003, representatives of management gave updated presentations on our competitive position in various markets around the world and on our financial position and financing alternatives. Counsel presented the proposed Bye-Law amendments, which had changed significantly from those described at the annual general meeting the prior June, as a result of the input the Board had received and of its deliberations. The Board has considered additional input from shareholders and its advisors since that meeting, and the proposed Bye-Law amendments have been revised somewhat as a result of further Board deliberations.

In light of the presentations, deliberations and feedback from shareholders described above, your Board of Directors has determined that these proposals would position Bacardi Limited for continued success in our increasingly competitive industry while preserving the control of the Bacardi family.

THE PROPOSED BYE-LAW AMENDMENTS

The following is a discussion of the proposed changes to Bacardi Limited's Bye-Laws. The discussion is qualified in its entirety by reference to the text of the proposed Bye-Law amendments, which is set out in Annex A to this the proxy statement.

Creation of Class A and Class B Shares

General

The Board of Directors has determined that it would be in the best interests of Bacardi Limited and its shareholders to:

- create a new class of "low vote" common shares that would be called "Class B shares" and that would have one vote per share; and
- create a new class of "high vote" common shares that would be called "Class A shares" and that would have ten votes per share, into which all existing common shares would be automatically converted upon the initial issuance of the Class B shares.

These changes to our share capital structure would not be implemented until the Class B shares are actually issued (which would require a further affirmative two-thirds vote of the shareholders and a subsequent determination by the Board of Directors (by the affirmative vote of two-thirds of the Directors) that the Class B shares should be issued). Until then, even if the creation of the Class A and Class B shares is approved by shareholders at the special general meeting on May 6, 2003, there will not be any changes made to the shares that you currently hold. You will continue to have one vote per share and all of the other rights you currently have. The common shares held by current shareholders would only be converted into Class A shares if and when Class B shares are actually issued, and then only at the time the Class B shares are first issued.

Economic Rights; Price Protection Provisions

The Class B shares would have the same economic rights as the Class A shares, including the same right to dividends. Similarly, the Bye-Laws would contain "price protection" provisions that would ensure that the Class A shares and the Class B shares are treated equally in the event of an extraordinary corporate transaction, such as a merger or consolidation. These provisions would provide that, in the event that we were to reorganize, amalgamate, merge or consolidate with one or more corporations, holders of Class A shares and holders of Class B shares would be entitled to receive the same kind and amount of cash, securities or property that is receivable by holders of the other class (that is, Class A shareholders would receive what Class B shareholders receive, and Class B shareholders would receive what Class A shareholders receive). An exception to this general rule is that, in a transaction in which shares are distributed, those shares could differ as to voting rights to the extent, and only to the extent, that the voting rights of the Class A shares and the Class B shares differ at that time (in other words, Class A shareholders could get "high vote" stock and Class B shareholders could get "low vote" stock).

Voting Rights

As described above, Class A shares would be entitled to ten votes per share, and Class B shares would be entitled to one vote per share. This means that, assuming Class B shares are ultimately issued and constitute 10% of our total outstanding common shares, the holders of Class A shares would have about 99% of our total voting power and the holders of Class B shares would have about 1% of our total voting power. Thus, even if a significant amount of Class B shares were issued, voting control would remain in the hands of our current shareholders.

Other than in the election of directors (and related matters) and matters requiring a separate class vote under Bermuda law, Class B shareholders would vote with the Class A shareholders on all matters voted upon by shareholders. For a description of the voting rights of the Class A and Class B shareholders in the election of directors, see "—Classification of the Board into Class A and Class B Directors" below.

Dividends

As described above, holders of Class A shares and holders of Class B shares would be entitled to receive dividends at the same rate. In addition, if a dividend or distribution payable in Class A shares were made in respect of the Class A shares, we would be required under the Bye-Laws to make a pro rata and simultaneous dividend or distribution in respect of the Class B shares payable in Class B shares. Conversely, if a dividend or distribution were payable in Class B shares, we would be required to make a pro rata and simultaneous dividend or distribution in respect of the Class A shares payable in Class A shares.

Automatic Conversion of Class A Shares upon Certain Transfers

If a holder of Class A shares were to transfer its shares by sale, assignment, gift, bequest or otherwise, to a person other than a permitted transferee (as defined below), those shares would be automatically converted into Class B shares. Class B shares would not be convertible into Class A shares, even if transferred to a permitted transferee. In the case of a pledge of Class A shares to a financial institution as collateral, the Class A shares would not be deemed to be transferred unless and until a foreclosure occurs or unless the pledged Class A shares were to be registered in the name of the financial institution.

The term "*permitted transferee*" would include only the following persons and entities:

- Bacardi Limited;
- Bacardi family members — meaning any lineal descendant (by blood or legal adoption) of Sr. Facundo Bacardi Maso and, at the time of determination, the current spouse of any lineal descendant;
- a trust whose beneficiaries solely consist of Bacardi family members or persons who, at the time of acquiring their beneficial interest in such trust, were the spouse of a Bacardi family member;
- a corporation the capital stock of which is owned, directly or indirectly, solely by Bacardi family members, spouses of Bacardi family members when the ownership of the corporation was acquired and/or other permitted corporations, partnerships or trusts;
- a partnership comprised solely of persons described in the definition of permitted corporations above; and
- members of the immediate family of any Class A shareholder, or a trust, corporation or partnership solely for their benefit, for a transfer by that shareholder (immediate family members include parents, siblings, current spouses (and the widow or widower of a deceased shareholder), descendants (by blood or legal adoption), step parents, step siblings and step children).

Class A shares would be transferred on the books of the company only if the certificate for the Class A shares presented for transfer were accompanied by a certification by the proposed transferee (or an authorized representative of the proposed transferee) that the proposed transferee is a permitted transferee, together with any other evidence that the proposed transferee is a permitted transferee that the company may request. If the Class A shares were to be transferred to a trust, partnership or corporation that constituted a permitted transferee, the transferee would need to enter into an agreement with the company to surrender the Class A shares held by it for conversion into Class B shares if, as a result of changes in the ownership structure of the trust, partnership or corporation, such entity no longer met the requirements of the definition of permitted transferee.

Class A shares would bear a legend setting forth these restrictions on transfer other than to permitted transferees.

No Additional Class A Shares

The company would not be permitted to issue any new Class A shares or to reissue or resell any Class A shares that have been converted into Class B shares. The Bye-Laws would contain an

exception that would permit the company to issue new Class A shares as a dividend paid in the form of additional Class A shares (a comparable dividend would be required to be paid on the Class B shares in the form of additional Class B shares) or in connection with subdivisions and combinations of the company's common shares.

"Sunset" Provision for Class A Shares

If, in the future, Class B shares were issued and Class A shares were to represent 10% or less of our total outstanding common shares on the record date for any meeting of shareholders, then each Class A and Class B share would convert automatically into one common share of the same class, with one vote, and commencing at the next annual general meeting after this automatic conversion, the Board of Directors would no longer be classified into Class A directors and Class B directors and would be elected by all shareholders voting together as a single class. (See "—Classification of the Board into Class A and Class B Directors" below for a description of the director voting arrangements prior to this "sunset" provision taking effect.) In addition, the nomination and election process for Class A directors described below under "—Director Nomination and Election Process" would no longer apply. Instead, the process that currently applies to the nomination and election of directors would thereafter apply for all directors.

While, if the Board determines to seek shareholder approval to issue the Class B shares, it would seek approval to issue Class B shares up to a maximum of only 30% of our total authorized share capital (other than in connection with conversions of Class A shares into Class B shares), the relative number of outstanding Class A shares could decrease over time as the result of transfers of Class A shares to persons other than permitted transferees. As described above, these transfers would result in the automatic conversion of the transferred Class A shares into Class B shares.

Liquidation

If we were to liquidate, after we paid our debts and other liabilities and provided for any holders of our preferred stock, our remaining assets would be distributable ratably among the holders of Class A shares and Class B shares, treated as a single class.

Other Provisions

Neither the Class A shares nor the Class B shares would be allowed to be subdivided or combined in any manner unless the other class were subdivided or combined in the same proportion.

Issuance of Class B Shares and Number of Class B Shares to be Authorized

At this time, shareholders are only being asked to approve the *creation* of the Class B shares. If this proposal is approved by the shareholders, the Board may, at a later time, ask the shareholders for the authority to *issue* the Class B shares. **Accordingly, without a separate, later approval by holders of at least two-thirds of the outstanding shares, no Class B shares could be issued.** See "The Second Vote" below for further details. In addition, the Board of Directors itself would need to approve the issuance of Class B shares by a two-thirds vote of the Board. Therefore, the Class B shares would only be issued in a public offering or strategic transaction at a time when the Board has determined that market conditions are right for the offering or that the strategic transaction is appropriate for Bacardi Limited. The current common shares would not be converted into Class A shares until the Class B shares are actually issued.

If and when the authority of the Board to issue Class B shares has been approved by shareholders, an amount of Class B shares equal to 30% of our combined total authorized share capital would be available for issuance in capital raising or other transactions. The actual number of Class A and Class B shares would not be established until later. (See "The Second Vote" below.) In addition, an amount of Class B shares equal to the total number of outstanding Class A shares would be reserved for issuance solely in connection with any automatic conversions of Class A shares into Class B shares upon the transfer of Class A shares to persons other than permitted transferees.

Sales of Shares in the Public Market

To facilitate a public offering of Class B shares, the proposed Bye-Law amendments would restrict you from selling or transferring your Class A shares (other than those sold in the public

offering) to anyone other than a permitted transferee for a 180-day period after the public offering. You also would be prohibited from buying a put option, selling a call option or entering into any other hedging, derivative or insurance transaction relating to your Class A shares for a 180-day period after the public offering. Our financial advisers tell us that these restrictions would be advisable to promote an orderly initial trading market for our Class B shares.

Once the 180-day period following an initial public offering is over, you would no longer be restricted from selling your Class A shares to persons other than permitted transferees (subject to the automatic conversion of Class A shares into Class B shares if not sold to a permitted transferee). Accordingly, you would be able to sell your Class A shares in the public market through a stockbroker and our stock transfer agent would issue new Class B shares to the buyer. You would not have to do anything more to cause the conversion from Class A to Class B shares in connection with a sale other than to a permitted transferee.

Classification of the Board into Class A and Class B Directors

If and when the Class B shares are issued, the Class B shareholders would be entitled to vote separately for, and elect, three "Class B directors." The Class A shareholders would not be entitled to vote for the Class B directors. The remaining directors would be called "Class A directors" and would be elected solely by the Class A shareholders. There would not be any change made to the total size of the Board in connection with the classification of the Board into Class A directors and Class B directors. Accordingly, there would initially be thirteen Class A directors and three Class B directors. (Under our Bye-Laws, shareholders can change the total size of the Board at any time by the affirmative vote of two-thirds of all outstanding shares).

If the Class B shares are ultimately issued and, in the future, Class B shares were to represent 60% or more of our total outstanding common shares, one additional Class B director would be added effective at the next succeeding annual general meeting, bringing the total number of Class B directors to four. Similarly, if the Class B shares are ultimately issued and, in the future, Class B shares were to represent 80% or more of our total outstanding common shares, one more Class B director would be added effective at the next succeeding annual general meeting, bringing the total number of Class B directors to five. Absent an increase in the total size of the Board, additional Class B directors would reduce the number of Class A directors. The number of Class B directors could not be decreased without a separate approval by the Class B shareholders.

Director Nomination and Election Process

Nomination and Election Process for Class A Directors

The proposed nomination process for Class A directors is designed to address the concerns raised by certain shareholders that shareholders be allowed to have a greater amount of direct input in the nomination process. **Prior to the issuance of the Class B shares (and the division of our common shares into Class A shares and Class B shares that would occur at that time), the nomination process described below would apply to the current common shares.** To distinguish this process from that which would apply to the Class B directors if and when the Class B shares are ultimately issued and the Board is classified into Class A directors and Class B directors, the description below is written in terms of the process applying to the Class A directors (and the Class A shareholders who elect them), but it also will apply to all directors (and the current shareholders who elect them) prior to the initial issuance of the Class B shares.

The process would work as follows:

- for each annual general meeting, the Nominating Committee of the Board would prepare a proposed slate of nominees for Class A director equal in number to the number of Class A directors to be elected;
- this proposed slate of nominees would be sent to all Class A shareholders, together with a nominating form by means of which Class A shareholders could propose additional nominees for Class A director;

- each shareholder would be allowed to designate each share held by that shareholder to support the nomination of only one director, but could allocate shares among more than one nominee;
- any Class A shareholder who desired to propose one or more additional nominees would have to submit such shareholder's nominating form to Bacardi Limited at least 45 calendar days prior to the date of the relevant annual general meeting (or by such earlier date as may be determined by the Board);
- a revised slate of nominees that includes each qualified nominee that has been timely proposed by at least the "minimum number" of Class A shares and in respect of which the Nominating Committee of the Board has received reasonably detailed biographical information (including business experience) and his or her written consent to being a nominee and to serving as a director if elected, would then be sent to all Class A shareholders at least 30 calendar days prior to the relevant annual general meeting; and
- at the relevant annual general meeting, the number of nominees for Class A director equal to the number of Class A directors to be elected that receive the largest number of votes from Class A shareholders would be elected as Class A directors.

The term "*minimum number*" means the number of Class A shares that equals the same percentage of all outstanding Class A shares as one Class A director seat represents of all Class A director seats. Because the process described above would apply to the existing common shares before the Class B shares are issued, the minimum number would initially be 6.25% (or $1/16^{th}$) of the total number of common shares. If and when the Class B shares are issued, the minimum number would increase to 7.69% as a result of the decrease in the number of directors, from 16 to 13, elected by the Class A shareholders (which will then be called the Class A directors). If the Class B shares are ultimately issued and, in the future, the number of Class B directors is increased as a result of the number of Class B shares exceeding the percentage thresholds described above under "—Classification of the Board into Class A and Class B Directors," the minimum number would increase proportionally (assuming that the total size of the Board remained unchanged).

Nomination and Election Process for Class B Directors

The process that currently applies to the nomination and election of directors would apply for the Class B directors. The Nominating Committee of the Board would present to the Board, for approval and submission to the Class B shareholders, a slate of nominees equal to the number of Class B director seats to be filled (initially, three). At each annual general meeting, the nominees for Class B director that received the largest number of votes from Class B shareholders would be elected as Class B directors.

Other Board Composition Changes

Currently, the Bye-Laws provide that our President must be a director, and that, as a director, the President does not vote except as necessary to decide an otherwise tie vote. This requirement would be eliminated. There would not be any prohibition against the President being a director, it would just no longer be required.

As a consequence of eliminating this requirement, all 16 directors would have full voting rights. Eliminating this requirement would allow (but not require) us to split the positions of President and Chairman of the Board so that they are held by different persons. We may wish to do this as a corporate governance matter, so that the Board of Directors is more independent from management.

In addition to removing the requirement that our President be a director, the position of Alternate Director would be eliminated. The Board of Directors believes that maintaining the Alternate Director position would be unduly complicated in light of the proposed new director nomination process described above and that increased shareholder information can be better achieved by periodic information meetings open to all shareholders.

Takeover Protection

The Bye-Laws would be amended to include a takeover protection provision similar to the 30% shareholder "tag-along" rights provisions currently contained in the Bacardi Agreement. The principal differences between the new Bye-Law provisions and the current Bacardi Agreement provisions are (1) the Bye-Law provisions would apply to *all* shareholders, not just to those shareholders that are party to the Bacardi Agreement and, similarly (2) the Bye-Law provisions would apply to *all* shares (the current common shares and, if issued, the Class A shares and the Class B shares).

The proposed Bye-Law amendments would provide that any person or group acting together for that purpose that acquires any common shares and owns, or as a result of such acquisition would own, shares representing 30% or more of the total *voting power* of all common shares would be required to offer to acquire all other common shares (including, if the Class B shares are issued, both Class A and Class B shares) on the same terms and at the same price. An increase in a Class A shareholder's voting power as a result of a reduction in the total number of outstanding Class A shares would not trigger these takeover protection provisions. Once a 30% shareholder has made the required offer to purchase and has purchased all shares tendered in response to that offer, the 30% shareholder would not be required to make another offer to purchase unless and until the 30% shareholder acquired additional shares representing an additional 5% of the total voting power of the company.

Because any Class A shares sold to a non-permitted transferee would convert automatically into Class B shares (which have only one-tenth the voting power of the Class A shares) and the takeover protection provisions are triggered at 30% of the total voting power of the company's common shares, it would not be possible for a shareholder outside of the permitted transferee group to acquire a sufficient amount of the company's voting power to trigger the takeover protection provisions prior to the Class A "sunset" provision described above having taken effect. Thus, the provisions would in effect only apply to Class A shareholders.

The Bye-Law amendments provide that acquisitions of shares by inheritance would be excluded from the application of the takeover protection provisions. The Bye-Law amendments also contain provisions to clarify the meaning of a "group" for this purpose. Specifically, it would be clear that shareholders, for example in one branch of the Bacardi family, that purchased shares offered by another shareholder, including a member of the same family branch, would *not* be deemed to be a "group" for purposes of the takeover protection provisions by virtue solely of purchasing shares at the same time pursuant to the same offer.

Other Changes

As reflected in the form of amended Bye-Laws attached as Annex A, a number of "clean up" changes not affecting the substance of the Bye-Laws and certain technical changes to reflect changes in Bermuda law would be made.

THE SECOND VOTE

The Class B shares may not be issued, and the existing common shares will not be converted into Class A shares, unless and until the shareholders, at a subsequent meeting, have granted the Board the authority to issue the Class B shares by the affirmative vote of at least two-thirds of the outstanding shares and the Board has approved the issuance by the affirmative vote of at least two-thirds of the Directors. If the Board determines at a later time to seek the authority to issue the Class B shares and such approval is granted by the shareholders, the Board will consider all relevant factors, including market conditions and/or the suitability of a particular strategic transaction for Bacardi Limited, prior to issuing the Class B shares in a public offering or a strategic transaction.

The Board is proposing this two-step approval process in response to concerns expressed by shareholders to first see the Bye-Law amendments approved and partially implemented before granting the Board the authority to proceed with the issuance of Class B shares. However, shareholders should be aware that the Board may determine to submit the second vote to shareholders without having identified a particular transaction or having decided to proceed with a public sale of the Class B shares at that time. There are three reasons for this. The first is that if the Bacardi Agreement were to terminate in June 2004, the only way to preserve "tag-along" rights for shareholders in the event a 30% shareholder sought to acquire common shares (a protection that is currently provided for in the Bacardi Agreement) would be to have shareholders approve the issuance of Class B shares so that the tag-along rights in the amended Bye-Laws would become effective. The second reason is that, if the Bacardi Agreement were to terminate in June 2004 and the Class B shares were not yet issued, then at that point in time there would be neither first refusal rights (as currently provided in the Bacardi Agreement) nor automatic conversion of Class A shares to Class B shares to protect the family control of the company. The Board would expect to propose to the shareholders at that time that a first refusal rights provision substantially similar to that now in the Bacardi Agreement be added to the Bye-Laws that would expire when the Class B shares were initially issued and the current common shares were converted into Class A shares. The third reason is that, if Class B shares were proposed to be issued for an acquisition, or to raise the funds for an acquisition, we would be at a disadvantage, and in many circumstances would simply not be able to compete for the acquisition, if issuance of the Class B shares had not yet been approved by shareholders.

The actual number of Class A shares and Class B shares will need to be established at a later time. This is because the valuation by the market of the company can only be determined at the time of an offering. Only when that valuation is clear can the number of shares that will result in the desired per share price range be determined. If the Bye-Law amendments are approved and there is a second vote to authorize the issuance of Class B shares, the Board presently expects to include in that vote a request that the shareholders authorize the Board to establish the total number of authorized Class A shares and Class B shares at the time of the first issuance of Class B shares. The Board would also establish at the time Class B shares are first issued the number of Class A shares into which each current common share would be converted upon the initial issuance of the Class B shares. Whatever the share numbers are, the conversion ratio of Class A shares into Class B shares would be one-for-one and the number of Class B shares authorized for issuance (other than on conversion of Class A shares) would be limited to a maximum of 30% of the company's total authorized shares.

While the Board of Directors is not proposing any amendments other than those described in this proxy statement at this time, if these proposals are approved by the shareholders, the Board of Directors may propose other changes if and when the Board determines to seek authority from shareholders to issue the Class B shares that would make the Bye-Laws more appropriate for a public company. For example, the current Bye-Law provision that provides that voting at shareholders' meetings is generally decided on a show of hands would likely be proposed to be eliminated as it would not be appropriate in the context of a public company. Our legal and financial advisors may recommend to the Board that other changes of this type also be proposed in connection with a later shareholder vote to approve the issuance of the Class B shares. Any such additional proposed Bye-Law changes would be fully described in a later proxy statement sent to all shareholders.

THE BACARDI AGREEMENT

Most of our shareholders are parties to the Bacardi Agreement, which was signed in 1992 and provided for the formation of Bacardi Limited through the consolidation of several related companies, and put in place our Bye-Laws. That agreement contains provisions that have served to preserve control of Bacardi Limited in the Bacardi family.

Today, the relevant provisions of the Bacardi Agreement are first refusal rights and "tag-along" rights. The first refusal rights apply to transfers (including by gift or inheritance) by any shareholder party to the agreement of shares to anyone not in the defined list of permissible transferees. Under the Bacardi Agreement, permissible transferees are:

- lineal descendants of Sr. Facundo Bacardi Maso ("family members");
- the current spouse of a family member;
- corporations, trusts and partnerships solely owned by or for the benefit of family members;
- Bacardi Limited; and
- certain banks to which the stock may be pledged.

Before being transferred outside that group, shares must be offered to Bacardi Limited and the other parties to the agreement, and can be purchased by them at the price offered (or, in the case or gift or inheritance, at the appraised value). The agreement also includes "tag-along" rights which provide that no party may transfer any shares, even to a permissible transferee, if the transferee would own more than 30% of the shares unless that transferee offers to buy all the shares owned by the other parties to the agreement at the same price.

The first refusal rights were intended for a private company and would not work well if we had publicly held shares. If a shareholder wished to sell shares in the public market, the agreement would require (as it does for any transfer to a person other than a permissible transferee) that first there be a bona fide written offer to purchase those shares (together with a cash deposit of at least 5% of the price) on the 75th day after the offer, then that the shares then be offered to Bacardi Limited at the stated price and, if we did not elect to purchase all the shares, to all the other shareholders party to the agreement and, only if all the shares were not purchased pursuant to these first refusal offers, could the shares be sold to the original offeror. That procedure simply would not work to sell shares publicly (say, on the New York Stock Exchange). As a consequence, shareholders who were party to the Bacardi Agreement would not be able to benefit from a public market for our equity (unless the Bacardi Agreement were amended to resolve this issue).

Although our Board of Directors is not recommending or predicting what shareholders should or will do about the Bacardi Agreement, shareholders who are parties to that agreement should be aware that they have a right to withdraw from the agreement, and that it could terminate, in both cases effective on June 19, 2004. Every six years the agreement automatically renews, and any shareholder party to the agreement who wishes to withdraw prior to the renewal date may do so. June 19, 2004 is the next renewal/withdrawal date. Any shareholder who wishes to withdraw from the agreement on that date must notify us between 60 and 90 days in advance. If 50% or more of the shares are withdrawn, we must notify the other shareholders and give them a second chance to withdraw. If more than 75% of the shares are withdrawn, the agreement would terminate. Otherwise, it will continue in effect, but only as to those shareholders who have not withdrawn.

If the Bye-Law Amendments are approved, and a shareholder who is a party to the Bacardi Agreement concludes that it is likely that we will at some point in the future issue the Class B shares, there would be an incentive to withdraw from the Bacardi Agreement in June 2004 in order to avoid the problem with the first refusal rights discussed above. If the agreement stays in effect after June 2004, the next opportunity to withdraw from the agreement will not come until June 2010.

The first refusal rights (and the tag-along rights) of the Bacardi Agreement could be amended by 85% of the shareholders party to the agreement. An amendment could provide, for example, that the first refusal rights no longer applied after the Class B shares were publicly sold or listed. While that

would cure the problem of first refusal rights if we had publicly traded shares, the Board is not making any recommendation with regard to the Bacardi Agreement, and is not in a position to predict whether any shareholders will propose an amendment, or whether, if they did, 85% of the shareholders party to the agreement would approve the amendment.

You should be aware that, if the Bacardi Agreement terminates in June 2004, and the Bye-Law amendments are approved, the Board may be under some pressure to propose the second vote — approving its right to issue Class B shares — prior to June 2004, whether or not there is any intention of issuing the Class B shares at that time. This is because, if the Bacardi Agreement terminates, there will no longer be any tag-along rights if shares are acquired by a 30% shareholder. The tag-along rights in the proposed Bye-Law amendments would not take effect until the issuance of the Class B shares has been approved in the second vote. The Board would also expect to propose at that time that a first refusal rights provision substantially similar to that now in the Bacardi Agreement be added to the Bye-Laws so that, if the Bacardi Agreement terminates and the Class B shares have not yet been issued, there would be a protection against loss of control of the company by the Bacardi family until the Class A and Class B shares (with the automatic conversion provisions) were issued.

THE CONSEQUENCES OF BEING A PUBLIC COMPANY

The proposed Bye-Law amendments constitute the first step in a process that could lead to Bacardi Limited applying for a listing on the New York Stock Exchange and selling shares of its Class B common stock to the public. As described above, however, the issuance of the new Class B shares — in a public offering or otherwise — would require a separate approval at a later time by the affirmative vote of two-thirds of all outstanding shares and a subsequent determination by the Board of Directors that the issuance should take place at that time. The following discussion sets forth some of the consequences for Bacardi Limited and its shareholders of becoming a publicly traded company listed on the New York Stock Exchange.

Establishing a Market Value

The Class B shares, if they were traded on the New York Stock Exchange, would have a published value based on investors buying and selling those shares on the exchange. This value would presumably also establish the value of the Class A shares, since each Class A share would automatically convert into one Class B share if sold on the stock exchange. All other things being equal, it is likely that publicly traded shares in a company would have more value than shares of the same company if it were a private company because of the "liquidity" those shares would have due to the public trading market for them.

A public market value for Bacardi Limited's shares would generally establish the value of the shares (including the Class A shares) if they were transferred by gift (including a charitable contribution) or by inheritance, or if the shares were used as collateral for borrowings. The valuation based on public trading could also establish the value of shares for the purposes of wealth or intangibles taxes.

The trading price of Bacardi Limited's shares, however, could fluctuate, or even be volatile, for many reasons. Some of those reasons may be directly related to the company, such as a decline in earnings, or earnings that are not in line with the expectations of analysts who follow the company; a perceived change in growth prospects; lawsuits or other challenges to the company or its rights; entry into or loss of a major contract; or a significant acquisition. Other reasons may be unrelated to Bacardi Limited or its financial performance, such as events that affect the stock markets generally or the shares of companies in the spirits industry generally. In addition, the fact that significant numbers of Class A shares held by family members, or by foundations or trusts established by them, could be sold in the market, or the market anticipating that these sales could take place, could adversely affect the trading price of the company's shares.

A Market for the Sale of Bacardi Limited Shares

Although Bacardi Limited shares can currently be sold (subject, in the case of those party to the Bacardi Agreement, to compliance with the first refusal rights in that agreement if the sale is not to a permissible transferee), there is no ready market for these shares. If the Class B shares were listed on the New York Stock Exchange (or any other public exchange) there would be a market in which shares could more readily be sold. This would present a ready market to sell shares for Bacardi shareholders (including foundations or trusts) that wished to diversify their assets or needed to raise cash for any purpose (for example, to provide for estate taxes).

Public Disclosure of Large Stockholdings

Another consequence of being a public company would be that disclosure of the names of large shareholders, the amounts of their holdings and certain other information would be required. There are two basic disclosure requirements:

Disclosure by the Company. The company would be required to disclose in its annual reports filed with the United States Securities and Exchange Commission, or SEC, those shareholders known by the company to beneficially own more than 5% of any class of its voting securities, including both the Class A shares and the Class B shares.

Disclosure by Shareholders. Any shareholder, or "group" of shareholders, beneficially owning more than 5% of the outstanding Class B shares would be required to publicly report these holdings, as well as the source of funds for acquisition of the shares, the purposes for which they were acquired (or are held) and all agreements with any other party with respect to those shares. Material changes would also have to be reported. However, since we would only list the Class B shares and the Class A shares would not be convertible into Class B shares other than by means of a sale or other transfer of the Class A shares, this shareholder reporting requirement would apply only to the Class B shares and not to the Class A shares.

The definitions of "beneficial" ownership and "group" for these purposes are complex. Beneficial ownership includes having either the power to vote shares (each voting trustee of a voting trust or similar arrangement beneficially owns all the shares held by the trust) or the power to dispose of or direct the disposition of the shares. A "group" is all shareholders who have agreed to act in concert with respect to acquiring, holding or disposing of their shares, and their agreement does not necessarily have to be in writing.

Reporting of Business and Financial Information

Although we now prepare a detailed annual report and publish audited financial statements, if our shares were listed on the New York Stock Exchange (or any other U.S. stock exchange), the rules of the SEC would require even more detailed disclosures about our business and the trends and risks attached to that business, transactions with related parties, more detailed information about the qualifications of our directors and officers and the compensation of our executive officers. Our annual report to the SEC would be required to be accompanied by certificates of our chief executive officer and our chief financial officer stating that there were no material misstatements or omissions in the report, that the financial statements "fairly present" our financial condition and that those officers are responsible for and have reviewed our internal disclosure controls and procedures.

Corporate Governance

The U.S. Sarbanes-Oxley Act of 2002, and the rules of the SEC and the stock exchanges it requires, have imposed significant corporate governance requirements on companies listed on U.S. stock exchanges. Although the New York Stock Exchange has proposed rules, not yet approved by the SEC, that would permit "foreign private issuers" like Bacardi Limited to decline to follow some of its corporate governance rules so long as they disclose publicly their non-compliance, investors may prove to be more comfortable with foreign private issuers that choose to substantially comply with these requirements.

The corporate governance requirements that are being considered under the Sarbanes-Oxley Act for listed companies, some of which are still in the proposal stage, include:

Independent Directors. A majority of the directors would be required to be "independent", meaning the board of directors has affirmatively determined that they have no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a material relationship with the company) and that for the prior five years they have not been, and no member of their immediate family has been, an employee (or, in the case of a family member, an officer) of the company or its auditor or of another company if one of the company's directors is on its compensation committee. (For our Board, Bacardi family members would not fail to be independent solely as a result of family affiliation under these rules, but may well not meet investors' sense of what an "independent" director should be.)

Audit Committees. A listed company's audit committee would be required to be composed entirely of independent directors (applying an even stricter test of independence), and to include at least one financial expert (including expertise directly related to the company's business and the applicable accounting principles). In addition, a number of specific requirements would apply to the audit committee, including that it retain the company's independent accountants, meet with them to discuss critical accounting policies and resolve any differences between the company and its independent accountants.

Nominating and Governance Committees. A listed company would be required to have a committee, eventually composed entirely of independent directors, to nominate directors, develop corporate governance principles for the company and oversee the evaluation of the board and management.

Loans to Directors and Officers. The Sarbanes-Oxley Act prohibits loans, or extensions of credit, by reporting companies to their officers and directors.

The company's present practices are generally consistent with these requirements.

Misuse of Inside Information

Under the U.S. securities laws, shareholders may not buy or sell a company's stock if they have "material inside information" that has not been made public. Under the SEC's rules, a trade is on the basis of inside information if the trader "was aware of" the information at the time of the trade, unless the trade fell within narrow exceptions designed to establish that such information was not a factor in the trade. Trades based on material inside information could lead to personal liability through SEC proceedings or private litigation. Similar liabilities may be incurred by "tippees", that is, persons to whom an insider has conveyed material inside information. The SEC and the stock exchanges routinely monitor situations involving unusual changes in prices or trading volumes of listed securities, and frequently require submission of related information as to trading by directors, officers and others.

Particularly where, as is the case with Bacardi Limited, there are a number of shareholders who are employees, or whose family members or relatives are employees, of the company, shareholders would need to be very careful to avoid buying or selling Bacardi Limited shares while they were aware of material inside information and would need to be careful not to share material inside information with others (including family members) who might trade while they were aware of that information.

Susceptibility to an Unwanted Takeover Offer

Shareholders are sometimes concerned that a pubic company is more susceptible to an unwanted takeover offer because its shares can be purchased in the open market. In the case of Bacardi Limited, the ten-vote Class A shares into which the current common shares would be converted would actually make an unwanted takeover more difficult.

At the present time, a cash offer from a third party to acquire the company would need, under the Bacardi Agreement, to be made to all shareholders that are parties to that agreement, but would not be prohibited. If the third party acquired a majority of the company's shares, it could elect all the directors. If the third party acquired two-thirds of the company's shares, it would control votes on all major matters, such as mergers.

The situation would change if the Class A and Class B shares were issued. If the Class B shares were issued and represented, for example, 10% of the total shares outstanding and the Class A shares represented the other 90%, then a third party that acquired all of the Class B shares would only have acquired 1.1% of the voting rights, plus the right to elect the three Class B directors. However, because each Class A share acquired by a third party that is not a permitted transferee would automatically convert into a Class B share, the third party would need to acquire, not a majority, but 90% of the Class A shares in order to have a majority of the votes or to reach the two-thirds level (since, upon reaching 90%, the Class A "sunset" provision would result in both classes of shares automatically converting into a single class with one vote per share). As a consequence, although having publicly traded securities generally makes a company more susceptible to an unwanted take-over bid, the Class A ten-vote shares would actually make such a bid more difficult, at least in the sense that it would not succeed unless practically all the holders of the Class A shares agreed to sell their shares.

THE SPECIAL GENERAL MEETING

Date, Time and Place

We are furnishing this proxy statement to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at the special general meeting to be held on May 6, 2003, at 9:00 a.m., local time, at the Offices of Bacardi Limited, located at 65 Pitts Bay Road, Hamilton HM CX, Bermuda, and at any adjournments or postponements of the special general meeting.

Record Date and Shares Entitled to Vote; Voting by Proxy; Quorum

Our Board of Directors has fixed the close of business on March 12, 2003, as the record date for determining the holders of shares who are entitled to notice of, and to vote at, the special general meeting. You are entitled to one vote for each share that you hold as of the record date. If you are a record holder of shares on the record date, you may vote those shares in person at the special general meeting or by proxy as described below under "—Voting of Proxies."

The presence of at least two members (shareholders) representing, in person or by proxy, shares representing at least a majority of all outstanding shares is necessary to constitute a quorum for the transaction of business at the special general meeting.

Poll Vote

In accordance with Bye-Law 27(5), the Chairman of the special general meeting has determined that the matters to be proposed for the consideration of the shareholders at such meeting shall be determined by a poll vote, rather than being decided on a show of hands. Shareholders present in person at the special general meeting will be furnished with a ballot paper on which to record their votes. In the poll, votes may be cast either in person or by proxy, and all proxies will be cast in the poll in the manner indicated in such proxies. **Any shares represented by properly executed proxies for which no instruction is given on the proxy will be voted FOR approval of the proposed Bye-Law amendments in the poll vote.** In accordance with Bye-Law 28, at the conclusion of the poll, the ballot papers will be examined by a committee of not less than two members (shareholders) appointed for that purpose by the Chairman of the special general meeting, which committee will be assisted by PricewaterhouseCoopers LLP, our independent accountants.

Vote Required

Our Bye-Laws provide that any amendment to the Bye-Laws requires the affirmative vote of at least two-thirds of all outstanding shares. If you do not send in your proxy, or if you abstain from voting, it will have the same effect as a vote against the approval of the proposed changes.

Voting of Proxies

Whether or not you plan to attend the special general meeting in person, you are requested to complete, sign, date and promptly return the enclosed proxy in the envelope provided for this purpose to ensure that your shares are voted. Shares represented by properly executed proxies received at or prior to the special general meeting that have not been revoked will be voted at the special general meeting in accordance with the instructions indicated on the proxies as to the proposed Bye-Law amendments and in accordance with the judgment of the persons named in the proxies on all other matters that may properly come before the special general meeting.

Shares represented by properly executed proxies for which no instruction is given on the proxy will be voted FOR approval of the proposed Bye-Law amendments.

If the special general meeting is postponed or adjourned, at any subsequent reconvening of the special general meeting, all proxies will be voted in the same manner as these proxies would have been voted at the original convening of the special general meeting (except for any proxies that previously have been revoked or withdrawn effectively).

Please return your marked proxy promptly so your shares can be represented at the special general meeting, even if you plan to attend the meeting in person.

Revocability of Proxies

You may revoke your proxy at any time prior to the time it is voted at the special general meeting. You may revoke your proxy by:

- executing a later-dated proxy relating to the same shares and delivering it to PricewaterhouseCoopers LLP, our independent accountants, before the taking of the vote at the special general meeting;
- filing a written notice of revocation bearing a later date than the proxy with PricewaterhouseCoopers LLP, our independent accountants, before the taking of the vote at the special general meeting;
- attending the special general meeting and voting in person (although attendance at the special general meeting will not, in and of itself, revoke a proxy); or
- attending the special general meeting and hand delivering a later-dated proxy or written notice of revocation to Barbara Johnson or her representative before the taking of the vote.

Proxies to be Processed by PricewaterhouseCoopers

As indicated on the enclosed proxy return envelope, all proxies will be forwarded to our independent accountants, PricewaterhouseCoopers LLP, for processing and tabulation. Proxies, written revocations or subsequent proxies received by Bacardi Limited will be forwarded to PricewaterhouseCoopers for processing and tabulation.

Proxies should be mailed directly to PricewaterhouseCoopers at the following address:

PricewaterhouseCoopers
Suite 3000, Box 82
Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario, Canada
M5K 1G8
Attention: Bruce Winter

In order to be assured that your proxy will be voted at the special general meeting, it should be mailed to PricewaterhouseCoopers as promptly as possible and, in any event, in time so that it is received by PricewaterhouseCoopers by Friday, May 2, 2003.

You may also fax your proxy. Faxes should be sent to PricewaterhouseCoopers, Attention: Bruce Winter, Fax Number: (416) 941-8446.

IF YOU NEED ADDITIONAL INFORMATION

If you have any questions about the proposed changes, this proxy statement or need assistance with the voting procedures, you should call Gail Butterworth at (441) 298-1027. Requests for further copies of this proxy statement or proxies should be directed to us at the following address or telephone number:

Bacardi Limited
65 Pitts Bay Road
P.O. Box HM 720
Hamilton HM CX
Bermuda
Attention: Gail Butterworth
Telephone: (441) 295-4345

You should rely only on the information contained in this proxy statement. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement.

To vote your shares, please complete, date, sign and return the enclosed proxy as soon as possible in the enclosed envelope.

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ANNEX A

BYE-LAWS OF BACARDI LIMITED
AS PROPOSED TO BE AMENDED

This Annex A sets forth the full text of the Bye-Laws as proposed to be amended as described in this proxy statement. The attached form of Bye-Laws is marked to highlight the changes from the existing Bye-Laws. Text to be deleted appears as ~~strikethrough~~ and new text appears as **bold and double underlined**.

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BYE-LAWS

of

BACARDI LIMITED

(A Bermuda ~~Corporation~~Company)



(Adopted 11 May 1992 and Restated as Amended by resolutions passed on 27 October 1992, 17 June 1994, 22 June 1995, 30 May~~,~~ 1996 ~~and~~, 11 July~~,~~ 1997, 11 January 2002 and 6 May 2003)

BACARDI AND THE BAT DEVISCE ARE REGISTERED TRADEMARKS OF BACARDI & COMPANY LIMITED

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INDEX

DIRECTORS - General (Cont'd)

DIRECTORS - Powers of Directors

DIVIDENDS

FINANCIAL YEAR

INDEMNITY

INTERPRETATION

MEETINGS

MEMBERS

MINUTES

NOTICES

OFFICERS

REGISTERED OFFICE

SEAL

SHARES - General

SHARES - Calls on Shares

ANNEX A

BYE-LAWS
OF
BACARDI LIMITED

(~~a~~A Bermuda ~~Corporation~~Company)

INTERPRETATION

1. In these Bye-Laws the following words and expressions shall, where not inconsistent with the context, have the following meanings respectively:

(1) "The Act" means "The Companies Act, 1981" and every statutory modification thereof, and shall include, without limitation, all Private Acts (or amendments thereto) passed by the Bermuda House of Assembly and Senate with respect to the Company;

(2) "Auditor" includes any individual or partnership;

(3) "Bacardi Agreement" means that certain agreement dated as of 16 March 1992, by and among the Company, BACO, Corporation, Imports, and certain shareholders of such four companies and/or Group;

(4) "Bacardi Capital" means Bacardi Capital Limited, a Bermuda corporation having its principal offices in Hamilton, Bermuda;

(5) "Bacardi Family Member" means any lineal descendant (by blood or legal adoption) of Sr. Facundo Bacardi Maso and, at the time of determination, the current spouse of any such lineal descendant;

(6) ~~(5)~~ "BACO" means Bacardi & Company Limited, a Liechtenstein corporation having its principal offices in Nassau, Bahamas;

(7) "Board" has the meaning set forth in Bye-Law 4(1);

(8) "Class A Director" means one of those Directors who will be elected by the holders of Class A shares following the classification of the Board into Class A Directors and Class B Directors in accordance with Bye-Law 4(1).

(9) "Class B Director" means one of those Directors who will be elected by the holders of Class B shares following the classification of the Board into Class A Directors and Class B Directors in accordance with Bye-Law 4(1).

(10) "Class A shares" means the common shares of the Company, the holders of which will be entitled to ten (10) votes for each share held and to such other rights and privileges as are set forth in these Bye-Laws, into which each share of capital stock of the Company that is outstanding immediately prior

to the initial issuance of Class B shares will be automatically converted in accordance with Bye-Law 31(1).

(11) **"Class B shares" means the common shares of the Company, the holders of which, upon the issuance thereof in accordance with the applicable provisions of these Bye-Laws, will be entitled to one (1) vote for each share held and to such other rights and privileges as are set forth in these Bye-Laws.**

(12) **"Class A Sunset Date" has the meaning set forth in Bye-Law 37(1);**

(13) ~~(6)~~ "The Company" means Bacardi Limited ~~(formerly named Bacardi International Limited)~~, for which these Bye-Laws have been approved and confirmed;

(14) ~~(7)~~ "Corporation" means Bacardi Corporation, a Delaware corporation having its principal offices in San Juan, Puerto Rico;

(15) ~~(8)~~ "Corporation Preferred Stock" shall mean Series A Preferred Stock of Corporation redeemable for shares of Company common stock at an initial redemption rate of one share of Company common stock for each share of such Series A Preferred Stock, subject to adjustment pursuant to the terms governing such Corporation Preferred Stock;

(16) **"Director" means a member of the Board and, at all times following the classification of the Board into Class A Directors and Class B Directors in accordance with Bye-Law 4(1) and prior to the Class A Sunset Date, the term "Directors" collectively refers to the Class A Directors and the Class B Directors.**

(17) **"Exchange Act" has the meaning set forth in Bye-Law 56(1);**

(18) ~~(9)~~ "Group" means Group Industrial Bacardi de Mexico S.A. de C.V., a Mexican corporation having its principal offices in Mexico City, Mexico;

(19) ~~(10)~~ "Imports" means Bacardi Imports, Inc., a New York corporation having its principal offices in Miami, Florida;

(20) ~~(11)~~ "Imports Preferred Stock" shall mean Series A Preferred Stock of Imports redeemable for shares of Company common stock at an initial redemption rate of one share of Company common stock for each share of such Series A Preferred Stock, subject to adjustment pursuant to the terms governing such Imports Preferred Stock;

(21) **"IPO" means the initial offer and sale by the Company of Class B shares to the public in a firm underwritten offering, or the initial listing of the Class B**

shares on any stock exchange or comparable public trading market, whichever is the earlier to occur;

(22) ~~(12)~~ "Mailing" includes posting or forwarding by courier service or transmitting by cable, telex, telecopier, facsimile or other such methods of transmitting written communications;

(23) ~~(13)~~ "Major ~~s~~**S**ubsidiary" means Bacardi Capital, Corporation, Imports, New BIL, BACO, Group and any other Subsidiary of the Company which ~~is~~ accounted for 15% or more of the consolidated asset**s** or consolidated revenues of the Company, in each case, as at the end of or for, respectively, the financial year of the Company immediately preceding the fiscal year in which a determination is being made and, in each case, calculated in accordance with generally accepted accounting principles in Bermuda within the meaning of Section 84 of the Act;

(24) ~~(14)~~ "Member" means the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons as the context so requires;

(25) **"Minimum Number" means (a) at all times prior to the initial issuance of the Class B shares and the consequent division of the Company's voting capital stock into Class A shares and Class B shares in accordance with Bye-Law 31(1), that number of common shares which represents the same fraction of the total number of outstanding common shares as the fraction represented by one (1) Director in respect of the total number of Directors and (b) at all times following such division of the Company's voting capital stock, that number of Class A shares which represents the same fraction of the total number of outstanding Class A shares as the fraction represented by one (1) Class A Director in respect of the total number of Class A Directors;**

(26) ~~(15)~~ "New BIL" means Bacardi Investments Limited, the ~~existing~~ Bermuda Subsidiary of the Company which, as a Subsidiary of the Company, ~~will hereafter conduct~~**conducts** the operations previously conducted directly by **the Company prior to the 1992 reorganization of** the Company;

(27) ~~(16)~~ "Notice" means written notice unless otherwise specifically stated;

(28) ~~(17)~~ "Officer" means any officer of the Company appointed by the Directors including, without limitation, any vice president, treasurer and chief financial officer;

(29) **"Permitted Corporation" means a corporation the capital stock of which is wholly owned, directly or indirectly, by one or more Bacardi Family Members, persons who at the time of such person's acquisition of stock in**

such corporation were Bacardi Family Members by virtue of being a spouse of a Bacardi Family Member, Permitted Corporations, Permitted Partnerships and/or Permitted Trusts;

(30) "Permitted Partnership" means any partnership comprised solely of any two or more Bacardi Family Members, persons who at the time of such person's acquisition of an interest in such partnership were Bacardi Family Members by virtue of being a spouse of a Bacardi Family Member, Permitted Corporations, Permitted Partnerships and/or Permitted Trusts;

(31) "Permitted Transferee" means (a) the Company, (b) any Bacardi Family Member, Permitted Corporation, Permitted Partnership or Permitted Trust and (c) any member of the immediate family of any holder of Class A shares, or a trust, corporation or partnership solely for the benefit of any such person or persons, for a transfer by such holder of Class A shares or any such trust, corporation or partnership only, with immediate family members including parents, siblings, current spouses (and the widow or widower of a deceased holder of Class A shares), descendants (by blood or by legal adoption), step parents, step siblings and step children;

(32) "Permitted Trust" means a trust whose beneficiaries consist solely of Bacardi Family Members or persons who at the time of such Person's acquisition of a beneficial interest in such trust were Bacardi Family Members by virtue of being the spouse of a Bacardi Family Member;

(33) ~~(18)~~ "Redemption Agreements" means those certain Redemption Agreements between the Company and Corporation and Imports respectively, entered into as part of the Reorganisation (as defined in the Bacardi Agreement) in connection with the redemption of Corporation and Imports preferred stock;

(34) ~~(19)~~ "Registered Address" with respect to any member means the address of such Member as shown in the Register of Members;

(35) ~~(20)~~ "Secretary" means the person appointed to perform the duties of Secretary of the Company and includes Assistant or Acting Secretary;

(36) ~~(21)~~ "Subsidiary" with respect to any entity means any corporation, partnership, joint venture, or other enterprise in which such entity owns directly, or indirectly through one or more intermediaries, 50% or more of the equity or voting power.

(37) "Tag-Along Offer" has the meaning set forth in Bye-Law 56(2);

(38) "transfer" (and the related term "transferred") have the meaning for purposes of Bye-Law 51(3) set forth therein;

(39) "30% Shareholder" has the meaning set forth in Bye-Law 56(1); and

(40) "Triggering Acquisition" has the meaning set forth in Bye-Law 56(1).

2. In these Bye-Laws, unless there be something in the subject or context inconsistent with such construction:-

   (1) words importing the plural number shall be deemed to include the singular number and words importing the singular number shall be deemed to include the plural number;

   (2) words importing only the masculine gender also include the feminine gender;

   (3) words importing persons include companies or associations or bodies of persons whether corporate or not;

   (4) the words:

      (a) "may" shall be construed as permissive;

      (b) "shall" shall be construed as imperative;

   (5) unless otherwise defined or unless the context otherwise requires, words or expressions contained in these Bye-Laws shall bear the same meaning as in the Act;

   (6) unless the context otherwise requires, the word "Director" for the purposes of these Bye-Laws, ~~shall be read as including any Alternate Director and~~ when used in the plural**,** shall be read as a reference to the Board of Directors acting as a whole in accordance with these Bye-Laws.

3. Expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words in a visible form.

DIRECTORS

4. (1) The business of the Company shall be managed and conducted by a Board of Directors (the "Board") consisting of 16 members~~, one of whom~~**. Upon the initial issuance of Class B shares, the Directors** shall be ~~the President~~ **divided into two classes, one class initially consisting** of ~~the Company, who~~ **thirteen (13) Directors to be known as the "Class A Directors" and one class initially consisting of three (3) Directors to be known as the "Class B Directors". The Class A Directors** shall ~~be non-~~**be elected solely by the holders of the Class A shares,** voting ~~except as necessary to decide an otherwise tie vote.~~**separately as a class, and the Class B Directors shall be elected solely by the holders of the Class B shares, voting separately as a class. The duties and obligations of each of the Class A Directors and the Class B Directors, once elected, shall be to the Company and not to any particular class of shareholders.**

(2) If at any time following the initial issuance of Class B shares, the number of issued and outstanding Class B shares is equal to or greater than 60% of the total outstanding common shares of the Company, one (1) additional Class B Director shall be added to the Board effective at the next succeeding Annual General Meeting, bringing the total number of Class B Directors to four (4). If at any time following the initial issuance of Class B shares, the number of issued and outstanding Class B shares is equal to or greater than 80% of the total outstanding common shares of the Company, one (1) additional Class B Director shall be added to the Board effective at the next succeeding Annual General Meeting, bringing the total number of Class B Directors to five (5). Unless the overall size of the Board is increased by a corresponding number pursuant to a duly adopted amendment to these Bye-Laws at the time thereof, each additional Class B Director that is added to the Board in accordance with this Bye-Law 4(2) shall reduce, on a one-for-one basis, the number of Class A Directors on the Board. Nothing contained in this Bye-Law 4(2) shall limit or otherwise prejudice the right of the Members from time to time to increase or decrease the size of the Board pursuant to an amendment to these Bye-Laws in accordance with Bye-Law 76; provided, however, that the number of Class B Directors may not be decreased without such decrease being approved by the holders of the Class B shares, voting separately as a class, in accordance with Bye-Law 38(3). Unless the authorizing resolution of the Members provides otherwise, any change in the overall size of the Board shall change the number of Class A Directors and shall not affect the number of Class B Directors, and no such change shall be considered to be a variation of the rights of the holders of Class B shares subject to the provisions of Bye-Law 38(3).

(3) ~~(2)~~ The Directors shall be elected by the Members at each Annual General Meeting and shall hold office for a term of one year or until their successors have been duly elected.

(4) The nominees for Class A Directors to be elected at each Annual General Meeting shall be selected as follows:

(a) the Nominating Committee of the Board shall prepare and deliver to each holder of Class A shares, a reasonable period prior to the date of such Annual General Meeting, a list of proposed nominees for Class A Director equal in number to the number of Class A Directors to be elected, together with a nominating form by means of which each holder of Class A shares shall be entitled to propose additional nominees for Class A Director;

(b) any holder of Class A shares who desires to propose one or more additional nominees for Class A Director shall submit such Member's nominating form to the Secretary not less than 45 calendar days prior to the date of such Annual General Meeting (or by such earlier date as

may be determined by the Board, with notice of such date being given by the Secretary to each holder of Class A shares);

(c) on any nominating form, each Class A share may be designated to support the nomination of only one Class A Director, but any holder of Class A shares may allocate such holder's Class A shares between or among any number of additional nominees;

(d) the Secretary shall promptly submit all nominating forms timely received to the Nominating Committee of the Board, who shall review all such nominating forms to determine (x) whether any additional nominees have been proposed by holders of Class A shares holding at least the Minimum Number of Class A shares and (y) if so, whether each such proposed nominee meets the qualifications to serve as a Director of the Company;

(e) with respect to any qualified additional nominee that has been proposed by holders of Class A shares holding at least the Minimum Number of Class A shares, the Nominating Committee of the Board shall obtain from such proposed nominee or another reliable source reasonably detailed biographical information (including business experience) relating to such proposed nominee and shall obtain from such proposed nominee such person's written consent to being named in the Company's proxy statement as a nominee and to serving as a Director if elected, as a condition to such proposed nominee being added to the slate of nominees for Class A Director in accordance with sub-paragraph (g) below;

(f) if any additional nominee that has been proposed by holders of Class A shares holding at least the Minimum Number of Class A shares is found by the Nominating Committee of the Board not to meet the qualifications to serve as a Director of the Company (and the Board of Directors does not waive the qualifications for such nominee), the Nominating Committee shall promptly notify the proposing Member or Members of such determination and such Member or Members shall have a reasonable period of time to propose a substitute additional nominee;

(g) the Nominating Committee of the Board shall prepare, and the Secretary shall deliver, to each holder of Class A shares, not less than 30 calendar days prior to the date of such Annual General Meeting, a list of nominees for Class A Director that includes each qualified nominee that has been proposed, pursuant to nominating forms timely received by the Secretary of the Company, by holders of Class A shares holding at least the Minimum Number of Class A shares (subject to the requirements of sub-paragraph (e) above), which

nominees shall be in addition to the nominees originally proposed by the Nominating Committee of the Board;

(h) **at such Annual General Meeting, each holder of Class A shares shall be entitled to cast a number of votes for each Class A share held by such holder equal to the number of Class A Directors to be elected, but may only cast one of such votes for each nominee; and**

(i) **at such Annual General Meeting, the number of nominees for Class A Director equal to the number of Class A Directors to be elected that receive the largest number of votes from the holders of Class A shares present in person or represented by proxy at such Annual General Meeting shall be elected as Class A Directors.**

Prior to the classification of the Directors into Class A Directors and Class B Directors, the nomination and election procedures set forth in this Bye-Law 4(4) shall apply to all Directors and all references in this Bye-Law 4(4) to "Class A shares" shall be deemed to refer to the current common shares of the Company and all references to "Class A Directors" shall be deemed to refer to "Directors".

(5) ~~(3) Subject to the provisions of Article IV of the Bacardi Agreement (so long as it shall continue in effect), any~~**Any** vacancy in the office of ~~Director or Alternate~~ Director occurring for any reason may be filled by a majority of the Directors then in office**; provided, however, that at any time following the classification of the Directors into Class A Directors and Class B Directors, any vacancy in the office of a Class A Director may be filled by a majority of the Class A Directors then in office, and any vacancy in the office of a Class B Director may be filled by a majority of the Class B Directors then in office**. The Director ~~or Alternate Director, as the case may be,~~ elected to fill such vacancy shall hold office for the unexpired term in respect of which such vacancy occurred.

~~Pending action by the Directors to fill any vacancy created by any former Director's cessation of service in such office, such former Director's designated Alternate Director, if any, shall become an acting Director of the Company without any action by any party or person, and shall continue to serve as such until the former Director's permanent successor in office shall have been duly elected by the Board pursuant to this Bye-Law 4(3). Upon the assumption of such former Director's office by his permanent successor, the Alternate Director shall, without any action by any party or person, cease to be an acting Director of the Company and (unless elected as the permanent successor to the former Director pursuant to Article IV of the Bacardi Agreement or otherwise) shall become the Alternate Director for the former Director's permanent successor.~~

(6) ~~(4)~~ Any Director may resign at any time by giving written notice of his resignation to the Chairman of the Board, the President or the Secretary ~~of the Company~~. Any such resignation shall take effect at the time specified therein, or, if the time when it shall become effective shall not be specified therein, then it shall take effect when accepted by action of the Board. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective.

(7) ~~(5)~~ Subject to ~~the provisions of Article IV of the Bacardi Agreement (so long as it shall continue in effect), at each General Meeting of the Company at which Directors are elected, a person shall be elected to serve as Director in the alternative for each Director desiring such an Alternate Director. Subject to the provisions set forth below in this sub-paragraph (5), any person so elected shall have all the rights and powers of the Director for whom he is elected.~~

~~An Alternate Director shall, subject to his giving the Company an address at which notices may be served upon him, be entitled to receive notices of all meetings of Directors, to attend, be counted in the quorum and vote as a Director at any such meeting at which the Director for whom he serves as Alternate Director is not personally present, and generally to perform at such meeting all the functions of the Director for whom he serves as Alternate Director in the absence of that Director.~~

~~Every person acting as an Alternate Director shall be subject in all respects to the provisions of these Bye-Laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director shall be entitled to receive remuneration for his services, to be paid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director.~~

~~(6) Subject to~~ any provision to the contrary in these Bye-Laws ~~and to the provisions of Article IV of the Bacardi Agreement, so long as it shall continue in effect~~, the Members may, at any General Meeting convened and held in accordance with these Bye-Laws, but only for cause, remove a Director from office at any time~~, or remove an Alternate Director from office at any time separately from the Director for whom he is an Alternate Director~~; provided, however, that (a) the notice of any such Meeting shall contain a statement of the intention to hold such vote, (b) the subject Director shall have been given written notice of the holding of a ~~m~~**M**eeting for such vote at least 14 calendar days prior to such ~~meeting and~~**Meeting,** (c) the subject Director shall have the right to be heard on the motion for his removal at such Meeting prior to such vote **and (d) at any time following the classification of the Directors into Class A Directors and Class B Directors, Class A Directors may only be so removed by the holders of Class A shares, voting separately as a class, and Class B Directors may only be so removed by the holders of Class B shares, voting separately as a class**.

~~Subject to the provisions of the Bacardi Agreement (so long as it shall continue in effect), a~~**A** Director may be removed from office by the Board at any Meeting of the Board, but only for cause and only upon the affirmative vote of not less than 75% of the other Directors then in office**; provided, however, that at any time following the classification of the Directors into Class A Directors and Class B Directors, (a) a Class A Director may only be removed upon the requisite vote of the other Class A Directors and a Class B Director may only be removed upon the requisite vote of the other Class B Directors and (b) if the total number of Class B Directors at such time is three (3) or less, the requisite vote of the other Class B Directors shall be unanimous rather than 75%**.

~~Subject to the provisions of the Bacardi Agreement (so long as it shall continue in effect), an Alternate Director may be removed from office by the Board separately from the Director for whom he is an Alternate Director at any time, but only upon the affirmative vote of 75% of the Directors then in office (excluding the Director for whom he is an Alternate Director).~~

In the case of any proposed removal of a Director ~~or Alternate Director~~ by the Board, (a) the subject Director ~~or Alternate Director~~ shall be given written notice of the holding of the Meeting of the Board for such vote at least 14 calendar days prior to such Meeting, (b) the subject ~~Director or Alternate~~ Director shall have the right to be heard on the motion for his removal at such Meeting prior to such vote and (c) the Board shall promptly, and in any case prior to the next Annual General Meeting of the Company, prepare and distribute by Mailing to all Members a written explanation of the reasons for such vote, including a record of the proceedings at such Meeting and the subject Director's ~~or Alternate Director's~~ statement therein.

(8) ~~(7) Subject to the provisions of Article IV of the Bacardi Agreement (so long as it shall continue in effect), a~~**A** vacancy in the office of ~~Director or Alternate~~ Director created by the removal of a person from office by the Members at a General or Special Meeting held pursuant to the provisions of sub-paragraph (~~6~~**7**) may be filled by the election or choice of the ~~members~~**Members entitled to elect such Director's replacement** at the Meeting at which such person is removed or, in the absence of such election or choice, may be filled by the Directors **entitled to fill such vacancy** pursuant to sub-paragraph (~~3~~**5**) above. ~~Subject to the provisions of Article IV of the Bacardi Agreement (so long as it shall continue in effect), a~~**A** vacancy in the office of ~~Director or Alternate~~ Director created by the removal of a person from office by the Board pursuant to sub-paragraph (~~6~~**7**) shall be filled by the ~~b~~**B**oard pursuant to sub-paragraph (~~3~~**5**) above.

(9) ~~(8) Subject to the provisions of Article IV of the Bacardi Agreement (so long as it shall continue in effect), the~~**The** continuing Directors may act notwithstanding any vacancy in their number but, if and so long as their number is reduced below the number fixed by or pursuant to Bye-Law 5(6) as the necessary quorum of

Directors, the continuing Directors or Director shall act only for the purpose of summoning a General Meeting of the Company.

(10) ~~(9)~~ The office of ~~Director or Alternate~~ Director shall be deemed to be vacated by any person holding such office who:-

(a) is removed from office pursuant to these Bye-Laws or is prohibited from being a Director under any provision of law;

(b) becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c) becomes of unsound mind or dies; or

(d) resigns his office by notice in writing to the Company.

(11) **There shall be no alternate Directors.**

5. (1) As soon as practicable after each annual election of Directors, the Board shall meet for the purpose of organisation and the transaction of other business.

(2) Regular Meetings of the Board shall be held at least six times per calendar year, at such places and times ~~and~~**as** the Board shall determine; provided, however, that upon the affirmative vote of not less than 75% of the Directors then in office, the Directors may cancel or not hold up to two (2) regular Meetings in any given calendar year.

(3) Special Meetings of the Board shall be held whenever called by the Chairman of the Board or the President or a quorum of the Directors at the time in office. Any and all business may be transacted at a special Meeting that may be transacted at a regular Meeting of the Board.

(4) The Board may hold its Meetings at such place or places within or without the Islands of Bermuda as the Board may from time to time by resolution determine or as shall be designated in the respective notices or waivers of notice thereof.

(5) Notices of regular and special Meetings of the Board, or of any Meeting of any committee of the Board that has not been fixed in advance as to time and place by such committee, shall be Mailed by the Secretary or an Assistant Secretary to each Director ~~(and Alternate Director)~~ or member of such committee, addressed to him at his residence or usual place of business, in the case of regular Meetings at least 30 calendar days before and in the case of special Meetings at least five calendar days before, in each case the day on which such Meeting is to be held, or, in the case of special ~~m~~**M**eetings only, shall be sent to him by telegraph, cable, facsimile transmission, or other form of recorded communication or be delivered personally or by telephone not later than two calendar days before the day on which such Meeting is to be held. Such notice shall include the time and place of

such Meeting. Notice of any such Meeting need not be given to any Director ~~(or Alternate Director)~~ or member of any committee, however, if waived by him in writing or by telegraph, cable, facsimile transmission or other form of recorded communication, whether before or after such Meeting shall be held, or if he shall be present at such Meeting.

(6) Except as otherwise provided by law, the Memorandum of Association or these Bye-Laws, a majority of all the Directors in office shall be present in person at any ~~m~~**M**eeting of the Board in order to constitute a quorum for the transaction of business at such Meeting. At all Meetings of the Board when a quorum is present, all matters other than those set forth in Bye-Law 6 shall require the vote of a majority of those Directors present for the passage of any resolution or any act of the Board. In the absence of a quorum for any such Meeting, a majority of the Directors present thereat may adjourn such Meeting from time to time until a quorum shall be present thereat.

(7) Directors may participate in any Meeting of the Board by means of conference telephone or other communications equipment through which all persons participating in the Meeting can communicate with each other and such participation shall constitute presence at a Meeting as if those participating were present in person.

6. In addition to the required votes of Members set forth in Bye-Laws ~~(31)~~**38** and ~~(67),~~**76,** at all Meetings of the Board, all action concerning any of the following matters shall require the vote of a majority of all Directors then in office for the passage of any resolution or any act of the Board:

(a) the creation of any new class of capital stock of the Company or the redemption or repurchase of any issued shares of the Company's capital stock;

(b) the issuance of shares of any class of capital stock of the Company **(provided, however, that the required vote of Directors with respect to any issuance of Class B shares shall be two-thirds of all Directors then in office rather than a majority)**;

(c) any recapitalisation, reclassification, sub-division (by stock split or otherwise), combination (by reverse stock split or otherwise), or any other change in the capital structure of the Company;

(d) any sale, lease, exchange or other transfer or disposition (in one transaction or series of transactions) by the Company of all or substantially all its assets, or of any of its Major Subsidiaries or their assets or the entering into of any contract or other agreement relating to any such transaction;

(e) any merger, consolidation, reorganisation, amalgamation or voluntary liquidation or other fundamental change involving the Company or any Major Subsidiary; or

(f) any decision with respect to any dividend or other distribution of cash or property of the Company to its Members.

7. Directors~~ (other than Bermuda resident Directors)~~, as such,~~ (or their designated alternates as such, if any)~~ shall not receive any stated salary for their services, but by resolution of the Board may receive a fixed sum and expenses incurred in performing the functions of Director and member of any committee of the Board; provided, that Directors ~~(or any such alternates)~~ shall be entitled to receive such compensation or reimbursement only in respect of such ~~m~~**M**eetings as they shall attend. Subject to Bye-Law 9 concerning the Auditor of the Company, nothing herein contained shall be construed so as to preclude any Director ~~(or any such alternate)~~ from serving the Company in any other capacity and receiving compensation therefor.

8. A resolution in writing signed by all the Directors, which may be in counterparts, shall be as valid and effectual as if it had been passed at a Meeting of the Directors duly called and constituted~~. Alternate Directors may not act for Directors in connection with such resolutions in writing~~.

9. (1) Any individual who is a Director (or such individual's firm, partner or company) may act in any professional capacity for the Company other than as Auditor and he (or his firm, partner or company) shall be entitled to remuneration for such professional services as if he were not a Director.

(2) A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the ~~c~~**C**ompany shall declare the nature of his interest at the first opportunity during the Meeting of Directors at which such contract or proposed contract is considered, or if such contract or proposed contract is not considered at such a Meeting, shall declare the nature of his interest at the first opportunity during a Meeting of Directors held contemporaneously with the Company's consideration of such contract or proposed contract.

(3) A Director shall not vote in respect of any contract or arrangement in which he is interested and, if he shall do so, his vote shall not be counted nor shall he be counted in the quorum present at the ~~m~~**M**eeting; but these prohibitions may at any time, whether prospectively or retrospectively, be waived, suspended or released to any extent and either generally or in respect of any particular contract, arrangement or transaction, by the Company in General Meeting.

10. All acts done bona fide at any Meeting of the Directors or by a ~~C~~**c**ommittee of Directors or by a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such ~~d~~**D**irector, or that they or any of them were

disqualified, be as valid aas if every such person had been duly appointed and was qualified to be a Director, provided that in the case of acts done at a Meeting at least a majority of Directors attending such Meeting were duly appointed.

GENERAL POWERS OF DIRECTORS

11. (1) In managing the business of the Company the Directors may exercise all such powers of the Company as are not, by statute or by these Bye-Laws, required to be exercised by the Company in General Meeting; subject, nevertheless, to any of these Bye-Laws, to the provisions of any statute and to such regulations, being not inconsistent with the aforesaid Bye-Laws or provisions, as may be prescribed by the Company in General Meeting.

(2) Subject to any provisions contained in these Bye-Laws any two of the Directors acting jointly may on behalf of the Company enter into any written or oral contract or agreement or execute any deed, document or instrument, and the same shall be validly entered into or executed by the Company as the case may be and shall, subject to any rule or law, be binding on the Company.

(3) The Directors may from time to time appoint one or more ~~of their body~~**persons** to the office of managing director or chief executive officer of the Company. The person holding such office shall, subject to the control of the Board, in general supervise and administer all of the business and affairs of the Company. The Directors may entrust to and confer upon such managing director or chief executive officer any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit and collaterally with their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

(4) The Directors may appoint some person or persons to act as manager of the Company's day to day business and may entrust to and confer upon such manager such powers and duties as they deem appropriate for the transaction or conduct of such business, and the Directors shall not be responsible for the negligence or default of any such person if employed in good faith.

(5) The Directors may from time to time and at any time authorise any Director or Officer to act on behalf of the Company for any specific purpose and in connection therewith to execute any agreement, document or instrument on behalf of the Company.

(6) The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Bye-Laws) and for such period and subject to such conditions as they may think fit; and any

such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney. Such attorney or attorneys may, if so authorised under the seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company Seal.

12. (1) The Directors may delegate any of their powers to a committee consisting of two or more Directors but every such committee shall conform to such directions as the Directors shall impose upon them.

(2) The Directors may appoint, suspend or remove any manager, secretary, clerk, agent or servant of the Company and may fix their remuneration and determine their duties.

(3) The Directors shall constitute an Audit Committee consisting of a minimum of four Directors~~ or Alternate Directors~~, which shall advise and assist the Board with respect to the selection of the auditors of the Company, the conduct of the audit of the Company's accounts, financial reporting matters, internal controls, and such other matters as the Board shall determine.

(4) The Directors shall constitute a Nominating Committee consisting of a minimum of four Directors~~ or Alternate Directors and the President of the Company, who shall be non-voting~~. The Nominating Committee shall assist the Board with respect to the nomination of persons for election as Directors of the Company and with respect to such other matters as the Board shall determine.

13. The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and (subject to these Bye-Laws and the provisions of the Act) may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party.

OFFICERS

14. The Officers of the Company shall consist of a **Chairman, Deputy Chairman,** President, one or more Vice Presidents (any of which may be designated an Executive Vice President or a Senior Vice President), a Secretary and such additional Officers as the Directors may from time to time determine, all of whom shall be deemed to be Officers for the purposes of the Act and these Bye-Laws.

~~The Directors of the Company shall as soon as may be after each General Meeting at which Directors are elected elect one of their number to be President of the Company and, if more than one Director is proposed for such office, then election to such office shall take place in such manner as the Directors may determine.~~

15. The **President, the Vice Presidents, the** Secretary and additional Officers, if any, shall be appointed by the Directors and shall hold office during the pleasure of the Directors.

16. The Chairman **and the Deputy Chairman shall be Directors and** shall be appointed or elected by those Directors present at the first Directors' Meeting held after each General Meeting of ~~m~~**M**embers at which Directors are elected, and shall serve until ~~his successor~~**their respective successors** shall be appointed or until ~~his~~**their** earlier resignation or removal. The Director serving as Chairman shall act as Chairman at all ~~m~~**M**eetings of the Directors or the Company's Members at which he is present. If more than one Director is proposed for the office of Chairman **or Deputy Chairman**, then the election to such office**s** shall take place in such manner as the Directors may determine. ~~If the Chairman so elected is not the President, then, in~~**In** the absence of the Chairman, the ~~President~~**Deputy Chairman** shall act as Chairman of all meetings of Directors or the Company's Members. In the absence of both the Chairman and the ~~President~~**Deputy Chairman**, then a Chairman shall be appointed or elected by those present at the Meeting.

17. The Secretary (or an Assistant Secretary appointed by the Directors for such purpose) shall attend all Meetings of the Company and of the Directors and shall keep correct and complete minutes of such Meetings and enter the same in proper books provided for the purpose. He shall perform such other duties as are prescribed by the Act or these Bye-Laws or as may be prescribed by the Directors. The Secretary shall receive such remuneration as the Directors may from time to time determine.

18. The Officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

MINUTES

19. The Directors shall cause Minutes to be duly entered in books provided for the purpose of recording:

    (a) all elections and appointments of Officers;

    (b) the names of the Directors and other persons, if any, present at each Meeting of the Directors and of any ~~C~~**c**ommittee of the Directors; and

    (c) all resolutions and proceedings of each General Meeting of the Company, Meetings of the Directors and Meetings of ~~C~~**c**ommittees of the Directors.

MEETINGS

20. Annual General Meetings of the Company shall be held in each year at such time and place as the ~~President~~**Chairman** or, failing him, the Directors shall appoint. Notice of such Meeting shall be given by the Secretary in writing, by Mailing in the most expeditious manner practicable to each Member a notice at his address as set forth in the

Register of Members no less than 30 calendar days before the Meeting takes place. Such notice shall state the date, place and time at which the meeting is to be held, specify the ~~Class~~**nominees** ~~of~~**for** Directors who will be elected at such Meeting, and shall state, as far as practicable, the other objects of the Meeting.

21. The Directors may convene a Special General Meeting of the Company whenever in their judgment such a meeting is necessary, upon not less than 14 calendar days notice. Such notice shall be given by the Secretary in writing, by Mailing to each Member at his address as set forth in the Register of Members. Such notice shall state the date, time, place and the general nature of the business to be considered at such Meeting.

22. The accidental omission to give notice of a Meeting to, or the ~~nonreceipt~~**non-receipt** of notice of a Meeting by, any person entitled to receive notice shall not invalidate the proceedings at that Meeting.

23. Members holding not less than 10% in number of the **outstanding** shares of voting capital stock of the Company shall at all times have the right, by written requisition to the ~~President, a Vice President~~**Chairman** or Secretary of the Company, to require a Special General Meeting to be called by the Directors for the transaction of any business specified in such requisition; and such Meeting shall be held within two months after the Company's receipt of such requisition. If within 21 days after the Company's receipt of such requisition the Directors shall have failed to proceed to convene such Meeting, the requisitionists themselves may do so in accordance with the provisions of Section 74(3) of the Act.

24. (1) A Meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in these Bye-Laws, be deemed to have been properly called if it is so agreed by:

    (a) all the ~~m~~**M**embers entitled to attend and vote thereat in the case of an Annual General Meeting; and

    (b) by Members owning of record 95% in nominal value of the outstanding voting capital stock entitled to attend and vote thereat in the case of any other Meeting.

(2) If any Member shall, in person or by duly authorised attorney, waive notice of any Meeting, whether before or after such meeting, notice shall not be required as to such Member.

(3) The Directors may postpone any General Meeting called in accordance with the provisions of Bye-Laws 20 or 21 provided that notice of postponement is given to each ~~m~~**M**ember not less than 48 hours before the time for such Meeting; and provided further that fresh notice of the date, time and place for the postponed Meeting shall be given to each ~~m~~**M**ember in accordance with the provisions of these Bye-Laws.

25. (1) No business shall be transacted at any General Meeting of the ~~c~~Company unless a quorum is present when the Meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a ~~c~~Chairman which shall not be treated as part of the business of the ~~m~~Meeting. At any General Meeting of the Company not less than two ~~m~~Members present in person who represent in person or by proxy in excess of 50% of the **total voting power of the** outstanding shares of voting capital stock of the Company eligible to vote on those issues to be acted upon at the Meeting shall form a quorum for the transaction of business; if within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day two weeks later, at the same time and place or to such day and such other time or place as the ~~President~~**Chairman**, ~~Vice-President~~ or **in his absence** any Director attending at the appointed time, may determine.

(2) The Chairman may, with the consent of any Meeting at which a quorum is present (and shall if so directed by the Meeting), adjourn the Meeting from time to time and from place to place, but no business shall be transacted at the resumption of any adjourned Meeting other than the business left unfinished at the Meeting from which the adjournment took place unless notice of such new business and of the adjourned ~~m~~Meeting has been given as would be required in the case of an original Meeting. Save as aforesaid it shall not be necessary to give any notice of the adjourned Meeting or of the business to be transacted at the adjourned Meeting, save and except for a Meeting adjourned sine die, in which case notice of the adjourned meeting shall be given as in the case of an original Meeting.

(3) Each Director shall be entitled to attend and speak at any General Meeting of the Company.

26. A resolution in writing signed by all of the Members, which may be in counterparts, shall be as valid and effectual as if it had been passed by a General Meeting duly called and constituted.

27. (1) Subject to any rights or restrictions lawfully attached to any class of shares **(including, without limitation, the superior voting rights to be attached to the Class A shares when issued, as set forth in Bye-Law 31(2))**, at any General Meeting of the Company each registered ~~m~~Member shall be entitled to one vote for each share held by him and such votes may be given in person, or in the case of a company by a duly authorised company representative or by proxy, the holder of such proxy being himself a Member, but no ~~m~~Member shall be entitled to vote at any such Meeting unless he has paid all the calls upon all the shares held by him.

(2) Subject to the provisions of the Act and except as otherwise provided in these Bye-Laws, including Bye-Law ~~31~~**38** and Bye-Law ~~67,~~**76,** at any General Meeting of the Company any question proposed for the consideration of the Members shall

be decided on a simpl~~y~~e majority of the votes cast in accordance with the provisions of these Bye-Laws.

(3) At any General Meeting a resolution put to the vote of the ~~m~~Meeting shall be decided on a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every Member present in person at such meeting shall be entitled to one vote and shall cast such vote by raising his hand.

(4) At any General Meeting of the Company, upon a declaration by the Chairman that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, an entry to that effect in a book containing the Minutes of the proceedings of the Company shall, subject to the provisions of sub-paragraph (5), be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such question.

(5) Notwithstanding the provisions of sub-paragraph (3) or (4) above, at any General ~~m~~Meeting of the Company it shall be lawful, in respect of any question proposed for the consideration of the Members (whether before or on the declaration of the result of a show of hands as provided for in sub-paragraph (3) or on the withdrawal of any other demand for a poll), for a poll to be demanded by any of the following persons:

(a) the Chairman of such Meeting; or

(b) at least three Members present in person or represented by proxy; or

(c) any Member or Members present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d) a Member or Members present in person or represented by a proxy holding shares in the Company conferring the right to vote at such Meeting, being shares upon which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid upon all shares conferring such right.

(6) Where, in accordance with the provisions of sub-paragraph (5), a poll is demanded, subject to any rights or restrictions lawfully attached to any class of shares **(including, without limitation, the superior voting rights to be attached to the Class A shares when issued, as set forth in the Bye-Law 31(2))**, every Member present in person at such Meeting shall have one vote for each share of which he is the holder or for which he holds a proxy, and such vote shall be counted in such manner as the Chairman may direct. The result of such poll shall be deemed to be the resolution of the Meeting at which the poll was demanded

and shall replace any previous resolution upon the same matter which has been the subject of a show of hands.

(7) A poll demanded in accordance with the provisions of ~~subparagraphs~~ **sub-paragraph** (5), for the purpose of electing a Chairman or on a question of adjournment, shall be taken forthwith and a poll demanded on any other question shall be taken in accordance with Bye-Law 28, forthwith and otherwise in such manner and place as the Chairman may direct. Any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

(8) On a poll, votes may be cast either personally or by proxy.

(9) A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

(10) In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the Meeting at which such show of hands takes place, or at which such poll is demanded, shall be entitled to cast a tie-breaking vote.

28. Where a vote is taken by a poll each ~~m~~**M**ember entitled to vote shall be furnished with a ballot paper on which he shall record his vote in such manner as shall be determined by the Chairman having regard to the nature of the question on which the vote is taken; and each ballot paper shall be signed or initial~~l~~ed or otherwise marked so as to identify the voter. At the conclusion of the poll~~of~~**,** the ballot papers shall be examined by a committee of not less than two Members appointed for the purpose by the Chairman, and the result of the poll shall be declared by the Chairman.

29. In the case of joint holders the vote of the senior **holder** who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

30. (1) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under its seal, or under the hand of a duly authorised officer or attorney. Any person appointed as a proxy must be a Member of the Company. The decision of the Chairman of any General Meeting as to the validity of any instrument of proxy shall be final.

(2) A corporation which is a Member of the Company may by resolution of its ~~Directors~~**board of directors** authorise ~~such~~**any** person (who need not himself be a Member) ~~as~~ it thinks fit to act as its representative at any Meeting of the Members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

DIVISION OF SHARE CAPITAL INTO CLASS A AND CLASS B SHARES

31. (1) Effective upon the initial issuance of Class B shares, the Company's voting capital stock shall be divided into two classes of common shares, one class to be designated the "Class A shares" and one class to be designated the "Class B shares". The number of authorized Class B shares (or a mechanism for determining such number) and the number of Class A shares into which each common share outstanding immediately prior to the initial issuance of the Class B shares shall convert upon such issuance, shall be established by the Board in connection with, or pursuant to, the authorization of the issuance of the Class B shares by the Members in accordance with Bye-Law 38(1); provided, however, that the number of Class B shares to be authorized for issuance other than in connection with the conversion of Class A shares into Class B shares pursuant to these Bye-Laws shall not exceed 30% of the Company's total authorized share capital. Each common share of the Company that is outstanding immediately prior to the initial issuance of Class B shares shall, upon such issuance, automatically be converted into, and become, that number of Class A shares as is determined by the Board in accordance with the preceding sentence, without any action on the part of the holder thereof. Each share of capital stock of any Subsidiary of the Company that is convertible into common shares of the Company shall, effective upon the initial issuance of Class B shares, automatically become convertible into that number of Class A shares as is equal to the number of Class A shares that the common shares of the Company into which such share was convertible immediately prior to the issuance of the Class B shares would have been converted had such share been converted into common shares of the Company immediately prior to the automatic conversion of outstanding common shares into Class A shares in accordance with the preceding sentence, without any action on the part of the holder thereof. Except as herein otherwise expressly provided, Class A shares and Class B shares shall be of equal rank and shall entitle the holders thereof to the same rights and privileges, including, without limitation, the right to dividends pursuant to Bye-Law 57.

(2) Subject to the provisions of Bye-Law 4 relating to the election, removal and replacement of Class A Directors and Class B Directors and Bye-Law 38(3) relating to variation of class rights, holders of Class A shares and holders of Class B shares shall each be entitled to vote on any question proposed for consideration of the Members and on any other matter on which the holders of the Company's capital stock are entitled to vote under these Bye-Laws, the Memorandum of Association or the Act. Except as otherwise required by applicable law and subject to such provisions of Bye-Law 4 and Bye-Law 38(3), holders of the Class A shares and the Class B shares shall vote together as a single class with respect to all such matters. With respect to any matter, each holder of Class A shares shall be entitled to ten (10) votes

for each Class A share held, and each holder of Class B shares shall be entitled to one (1) vote for each Class B share held.

(3) Any Class B share originally issued (upon conversion of a Class A share into a Class B share or otherwise) after a dividend or distribution record date and on or prior to the dividend or distribution payment date to which such record date relates shall not be entitled to receive the dividend or distribution payable on such dividend or distribution payment date or any amount in respect of the period from the date of such issuance to such dividend or distribution payment date. In the case of dividends or other distributions payable in Class A shares or Class B shares, including distributions pursuant to stock splits or divisions of Class A shares or Class B shares, only Class A shares shall be distributed with respect to Class A shares and only Class B shares shall be distributed with respect to Class B shares. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the Class A shares or Class B shares, is payable in Class A shares or Class B shares, the number of shares of each class of common shares payable per share of such class of common shares shall be equal. In the case of dividends or other distributions consisting of other voting securities of the Company, the Company shall declare and pay such dividends in two separate classes of such voting securities, identical in all respects, except that the voting rights of each such security paid to the holders of Class B shares shall be one-tenth of the voting rights of each such security paid to the holders of Class A shares, and such security paid to the holders of Class A shares shall convert into the security paid to the holders of Class B shares upon the same terms and conditions applicable to the conversion of Class A shares into Class B shares. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of the Company, the Company shall provide that such convertible or exchangeable securities and the underlying securities be identical in all respects (including, without limitation, the conversion or exchange rate), except that the voting rights for the underlying securities of the convertible or exchangeable security paid to the holders of Class B shares shall be one-tenth of the voting rights of each underlying security of the convertible or exchangeable security paid to the holders of the Class A shares, and such underlying securities paid to the holders of Class A shares shall convert into the underlying securities paid to the holders of Class B shares upon the same terms and conditions applicable to the conversion of Class A shares into Class B shares.

OWNERSHIP AND TRANSFER OF CLASS A SHARES

32. (1) Holders of Class A shares may sell, assign, convey, gift, dispose of (including by bequest or devise) or otherwise transfer any Class A share only to persons who at the time of transfer constitute Permitted Transferees, and to no other persons. Upon the sale, assignment, conveyance, gift or other disposition

(including by bequest or devise) or transfer of a Class A share to any person other than a Permitted Transferee, each Class A share so transferred shall automatically convert into one (1) Class B share without any action on the part of the holder thereof. Neither the Company nor the transfer agent for the Class A shares, if any, shall register the transfer of any Class A shares, except to a Permitted Transferee, and no person other than those persons in whose names Class A shares are or become registered in the Register of Members by reason of their record ownership of Class A shares shall by virtue of the acquisition of a certificate for Class A shares have the status of an owner or holder of Class A shares or be recognized as such by the Company or be otherwise entitled to enjoy for his own benefit the special rights and powers of a holder of Class A shares.

(2) Class A shares shall be transferred on the books of the Company and a new certificate therefor issued, upon presentation to the Secretary at the office of the Company (or at such additional place or places as may from time to time be designated by the Secretary or any Assistant Secretary of the Company) of the certificate for such Class A shares, in proper form for transfer and accompanied by a duly stamped instrument of transfer, only if such certificate when so presented shall also be accompanied by a written instrument signed by the proposed transferee of such Class A shares (or a duly authorized representative thereof in the case of a proposed transferee that is a corporation or partnership), certifying that such proposed transferee is a Permitted Transferee, together with any additional evidence that the proposed transferee is a Permitted Transferee that the Company may request. If the Permitted Transferee to which such Class A shares are to be transferred is a Permitted Trust and the provisions of such Permitted Trust are subject to amendment in such manner that the trust could be changed to a trust not meeting the requirements of the definition of Permitted Trust set forth in these Bye-Laws, the trustee thereof, as such, shall, as an additional condition to the registration of the transfer of such Class A shares on the books of the Company, enter into a written agreement with the Company providing that if such trust shall be amended at any time prior to the Class A Sunset Date, such trustee shall promptly deliver to the Company a copy, duly certified by such trustee, of the instrument effecting such amendment and shall, unless such trust as so amended then meets the requirements of the definition of Permitted Trust set forth in these Bye-Laws, promptly (A) transfer the Class A shares then held by such trust to one or more persons who at the time of transfer constitute Permitted Transferees and cause the certificates therefor to be duly presented for transfer into the name of such person or persons, (B) surrender the certificates for the Class A shares then held in such trust for conversion of such shares into Class B shares or (C) transfer some of such Class A shares as provided in the foregoing subclause (A) and surrender the certificates for the remainder of such Class A shares for conversion as provided in the foregoing subclause (B). If the Permitted Transferee to which such Class A

shares are to be transferred is a Permitted Corporation or a Permitted Partnership, such Permitted Corporation or Permitted Partnership, as the case may be, shall, as an additional condition to the registration of the transfer of such Class A shares on the books of the Company, enter into a written agreement with the Company providing that if, at any time prior to the Class A Sunset Date, such Permitted Corporation or Permitted Partnership, as the case may be, ceases to meet the requirements of the definition of Permitted Corporation or Permitted Partnership, as applicable, set forth in these Bye-Laws, then such Permitted Corporation or Permitted Partnership, as the case may be, shall promptly (A) transfer the Class A shares then held by it to one or more persons who at the time of transfer constitute Permitted Transferees and cause the certificates therefor to be duly presented for transfer into the name of such person or persons, (B) surrender the certificates for such Class A shares for conversion of such shares into Class B shares or (C) transfer some of such Class A shares as provided in the foregoing subclause (A) and surrender the certificates for the remainder of such Class A shares for conversion as provided in the foregoing subclause (B). Notwithstanding any failure by any trustee of a Permitted Trust or by any Permitted Corporation or Permitted Partnership, as the case may be, to surrender certificates for Class A shares for conversion into Class B shares as contemplated hereby, each Class A share held by any Permitted Trust, Permitted Corporation or Permitted Partnership (other than those duly presented for transfer into the name of one or more Permitted Transferees as contemplated hereby), shall automatically be converted into one (1) Class B share upon the occurrence of any event that causes such Permitted Trust, Permitted Corporation or Permitted Partnership, as the case may be, not to meet the requirements of the definition of Permitted Trust, Permitted Corporation or Permitted Partnership, as applicable, set forth in these Bye-Laws. The provisions of this Bye-Law 32 shall apply mutatis mutandis to any trust, corporation or partnership that constitutes a Permitted Transferee pursuant to clause (c) of the definition thereof (including, without limitation, the requirement for written agreements of the type described above, the automatic conversion of Class A shares into Class B shares upon any such trust, corporation or partnership ceasing to meet the requirements of such clause (c) and the requirement for the documents contemplated by Bye-Law 32(3)).

(3) The certificate for such Class A shares when presented for transfer shall also be accompanied:

(a) in the case of a transfer to a Permitted Trust, by a copy, duly certified by the trustee of such Permitted Trust, of the instrument creating such trust and of all amendments thereto, and by an original counterpart or certified copy of any agreement required by Bye-Law 32(2);

(b) in the case of a transfer to a Permitted Corporation, by a copy, duly certified by the secretary or an assistant secretary of such Permitted Corporation, of the list of its stockholders and their respective stock holdings as shown on its stock books and records at the time at which the certificate for Class A shares is presented for transfer, and by an original counterpart or certified copy of the agreement required by Bye-Law 32(2); and

(c) in the case of a transfer to a Permitted Partnership, by a copy, duly certified by the secretary or an assistant secretary of such Permitted Partnership (or other duly authorized officer or representative of such Permitted Partnership), of the list of its partners and their respective partnership interests as shown on its partnership books and records at the time at which the certificate for Class A shares is presented for transfer, and by an original counterpart or certified copy of the agreement required by Bye-Law 32(2).

(4) Notwithstanding anything to the contrary set forth in this Bye-Law 32, any holder of Class A shares may pledge such holder's Class A shares to a financial institution pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee; provided, that in the event of foreclosure or other similar action by the pledgee that would otherwise result in such pledged Class A shares being registered in the name of such pledgee, each such pledged Class A share shall thereupon be automatically converted into one (1) Class B share without any action on the part of the holder thereof.

(5) Every certificate for Class A shares shall bear a legend on the face thereof reading as follows:

"The Class A shares represented by this certificate may not be transferred to any person who does not constitute a Permitted Transferee, as such term is defined in the Bye-Laws of the Company whose securities are represented hereby (which definition, together with all related definitions, is set forth in full on the reverse hereof), and no person who does not constitute a Permitted Transferee (as so defined) is entitled to own or to be registered as the record holder of such Class A shares or to be recognized as such by the Company or to be otherwise entitled to enjoy for his own benefit the special rights and powers of a holder of Class A shares. Each holder of this certificate, by accepting the same, accepts and agrees to all of the foregoing.".

(6) In the event that the Board (or any committee of the Board, or any Officer of the Company designated for such purpose by the Board) shall determine, upon the basis of facts not disclosed in any certification or other document accompanying the certificate for Class A shares when presented for transfer, that such Class A shares have been registered in violation of the provisions of

this Bye-Law 32, or shall determine that a person is enjoying for his own benefit the special rights and powers of a holder of Class A shares in violation of such provisions, then each Class A share so registered or so held shall thereupon be converted automatically into one (1) Class B share and the Company shall take such other action at law or in equity as is appropriate under the circumstances. A determination by the Board that a holder of Class A shares (other than any person that holds Class A shares that were received by such person as a result of the automatic conversion of the common shares held by such person into Class A shares in accordance with Bye-Law 31(1)) is not a Permitted Transferee, and therefore a conversion of such shares into Class B shares is required, shall be conclusive.

(7) In connection with any transfer of Class A shares pursuant to the provisions of this Bye-Law 32, including in connection with the making of any determination referred to in Bye-Law 32(6), (a) the Company shall be under no obligation to make any investigation of facts unless an Officer, employee or agent of the Company responsible for making such transfer or determination has substantial reason to believe, or unless the Board (or a committee of the Board designated for the purpose) determines that there is substantial reason to believe, that any certification or other document is incomplete or incorrect in a material respect or that an investigation would disclose facts upon which any determination referred to in Bye-Law 32(6) should be made, in either of which events the Company shall make or cause to be made such investigation as it may deem necessary or desirable in the circumstances and shall have a reasonable time to complete such investigation prior to registering the transfer of the Class A shares in question on the books of the Company or taking any other action in connection therewith, and (b) neither the Company nor any Director, Officer, employee or agent of the Company shall be liable in any manner for any action taken or omitted in good faith in connection therewith.

RESERVATION OF CLASS B SHARES FOR CONVERSION

33. Following the division of the Company's voting stock into Class A shares and Class B shares in accordance with Bye-Law 31(1), the Company shall at all times thereafter reserve and keep available for issuance upon the conversion of Class A shares such number of its authorized but unissued Class B shares as will from time to time be sufficient to permit the conversion of all outstanding Class A shares into Class B shares and shall take all action required to increase the authorized number of Class B shares if at any time there shall be insufficient authorized but unissued Class B shares to permit such reservation or to permit the conversion of all outstanding Class A shares. The Company shall use its best efforts to list the Class B shares required to be delivered upon any conversion of Class A shares prior to such delivery on each stock exchange or comparable public trading market, if any,

on which the outstanding Class B shares are listed at the time of such delivery.

STOCK SPLITS

34. The Company shall not in any manner subdivide (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combine (by any consolidation, reverse stock split, reclassification, recapitalization or otherwise) the outstanding shares of one class of common shares unless the outstanding shares of all classes of common shares shall be proportionately subdivided or combined.

ISSUANCE OF ADDITIONAL CLASS A SHARES

35. The Company shall not issue any new Class A shares or reissue or resell any Class A shares which shall have been converted into Class B shares pursuant to the provisions of these Bye-Laws, or any Class A shares which shall have been acquired by the Company in any other manner. The Company shall, from time to time, take such appropriate action as may be necessary to retire such Class A shares and to reduce the authorized amount of Class A shares accordingly. Notwithstanding anything to the contrary in this Bye-Law 35, the Company shall be permitted to issue new Class A shares pursuant to the provisions of Bye-Law 31(3) relating to dividends paid in the form of Class A shares or Bye-Law 34 relating to subdivisions and combinations of common shares.

MERGER, CONSOLIDATION, ETC.

36. In the event that the Company shall enter into any merger, consolidation, reorganization, amalgamation or other transaction in which common shares of the Company are exchanged for or changed into other stock or securities, cash and/or any other property, then, and in such event, the shares of each class of common shares shall be exchanged for or changed into an amount per share equal to the amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of common shares is exchanged or changed; provided, however, that if Class A shares and Class B shares are exchanged for or changed into shares of capital stock, such shares so exchanged for or changed into may differ with respect to voting rights to the extent and only to the extent that the Class A shares and Class B shares so differ as provided herein.

CLASS A SUNSET DATE; AUTOMATIC CONVERSION

37. (1) Each Class A share and each Class B share shall be automatically converted into one (1) common share, of a single class, entitling the holder thereof to one (1) vote for each such share held on any matter on which the holders of

the Company's capital stock are entitled to vote under these Bye-Laws, the Memorandum of Association or the Act, if, on the record date for any General Meeting of the Members of the Company, the number of Class A shares then outstanding is less than 10% of the total number of Class A shares and Class B shares then outstanding (the date on which such automatic conversion occurs being referred to as the "Class A Sunset Date").

(2) Upon the Board making a determination that the Class A Sunset Date has occurred, notice thereof shall be given by the Secretary in writing, by Mailing to each Member at his address as set forth in the Register of Members no less than 14 calendar days after the Class A Sunset Date. Upon receipt of such notice from the Company, each holder of Class A and Class B shares converted pursuant to Bye-Law 37(1) shall promptly surrender to the Company certificates representing the Class A shares or Class B shares, as the case may be, so converted, duly endorsed in blank or accompanied by proper instruments of transfer, and at all times prior to such surrender, all certificates representing the Class A shares and Class B shares so converted shall be deemed to represent the common shares of a single class into which such Class A shares and Class B shares were so converted.

(3) Upon any conversion of Class A and Class B shares pursuant to Bye-Law 37(1), all rights with respect to the Class A shares and Class B shares so converted shall terminate, except the rights of the former holder thereof to:

(a) receive certificates for the number of common shares into which such Class A shares or Class B shares, as the case may be, have been converted;

(b) the payment on the applicable payment date of any declared and unpaid dividends or other distributions accrued prior to such conversion on or in respect of the Class A shares or Class B shares so converted; and

(c) exercise the rights to which such holder is entitled as a holder of the common shares into which such Class A shares or Class B shares, as the case may be, were so converted.

(4) On and after the Class A Sunset Date, the Directors shall no longer be divided into Class A Directors and Class B Directors as provided for in Bye-Law 4(1) and, commencing at the next Annual General Meeting following the Class A Sunset Date, all Directors shall be elected by the holders of the common shares into which the Class A shares and the Class B shares shall have been converted pursuant to Bye-Law 37(1), voting together as a single class. After the Class A Sunset Date, all provisions of Bye-Law 4 relating to Class A Directors, Class B Directors, Class A shares and Class B shares shall be disregarded and the nominees for Director to be elected at each Annual

General Meeting thereafter shall be selected in such manner as the Nominating Committee of the Board may from time to time determine.

OTHER MATTERS RELATING TO SHARE CAPITAL AND SHARES

38. **(1)** The affirmative vote of **Members holding not less than** two-thirds of the **total voting power of the** outstanding shares of ~~the Company's~~ voting capital stock **of the Company**, cast at a General Meeting of the Company duly called, convened and held in accordance with these Bye-Laws, shall be required to authorise:

(a) the creation of any new class of capital stock of the Company;

(b) the alteration of any rights, powers or privileges attendant upon shares of any class of capital stock of the Company;

(c) the issuance of shares of any class of capital stock of the Company (except such issuances of Company common stock as shall be required by the terms of the Redemption Agreements); or

(d) any recapitalisation, reclassification, sub-division (by stock split or otherwise), combination (by reverse stock split or otherwise), or any other change in the share capital structure of the Company.

(2) The Company shall not issue any shares of its common stock or any other voting securities to any Subsidiary or other affiliate of the Company or to Group or any Subsidiary of Group, except such issuances of Company common stock as shall be required by the terms of the Redemption Agreements.

(3) If at any time the share capital is divided into different classes of shares, then, whether or not the Company is being wound-up but subject to compliance with the requirements of these Bye-Laws, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of such class in accordance with Section 47(7) of the Act. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

(4) The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable or other claim to, or interest in, such share on the part of any other person.

(5) The Company shall not give, whether directly or indirectly, whether by means of loan, guarantee, provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company.

(6) Subject to compliance with the requirements of these Bye-Laws, the Company may from time to time **if authorized** by resolution of the Members increase, alter or reduce its capital in accordance with the provisions of Section 45 and 46 of the Act.

(7) The Company, when authorised by its Board of Directors, may, subject to compliance with the requirements of these Bye-Laws, purchase its own shares upon agreed terms, but subject to the minimum capital specified in its Memorandum of Association being maintained, provided that such shares are immediately cancelled.

39. ~~32.~~(1) Any dividend, interest or other moneys payable in cash in respect of shares may be paid **by wire transfer or** by cheque or draft sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder first named in the Register of Members, or to such person and to such address as the holder or joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend payable in respect of such shares.

(2) Where two or more persons are registered as joint holders of a share or shares then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to the said shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

40. ~~33.~~(1) Unless otherwise determined by the Board of Directors, the shares of the Company shall not have distinguishing numbers.

(2) Every Member shall be entitled to a certificate under the Seal of the Company (or a facsimile thereof) specifying the shares held by him and whether the same are fully paid up and, if not, how much has been paid thereon. If any such certificate shall be proved to the satisfaction of the Directors to have been worn out, lost, mislaid or destroyed the Directors may cause a new certificate to be issued and request an indemnity for the lost certificate if they see fit.

CALLS ON SHARES

41. ~~34.~~The Directors may from time to time make such calls as they think fit upon the ~~m~~**M**embers in respect of all moneys unpaid on the shares allotted to or held by them and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board of Directors be liable to pay the Company interest on the

amount of such call at such rate of interest as the Directors may determine, from the date when such call was payable up to the actual date of payment. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

42. ~~35.~~The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

REGISTER OF MEMBERS

43. ~~36.~~The Company shall keep in one or more books susceptible to duplication a Register of its Members and shall enter therein the ~~following~~ particulars~~, that is to say:~~ **required by the Act.**

~~(a) the name and address of each member, the number of shares held by him and the amount paid or agreed to be considered as paid on such shares;~~

~~(b) the date on which each person was entered in the Register of Members; and~~

~~(c) the date on which any person ceased to be a Member.~~

44. ~~37.~~To the extent permitted by the ~~a~~**A**ct, the Register of Members shall be closed and shall not be open for inspection by any person, except that the Register of Members shall be open for inspection at the registered office of the Company in Bermuda between 10:00 a.m. and 12:00 noon on any business day:

(a) by any Director; and/or

(b) by any person whose inspection of the complete Register has been otherwise approved by resolution of the Board of Directors.

45. ~~38.~~Notwithstanding any other provision of these Bye-Laws**,** the Directors may fix any date as the record date for:-

(a) determining the Members entitled to receive any dividend and such record date may be on, or not more than 30 calendar days before, or after any date on which such dividend is declared; and

(b) determining the Members entitled to receive notice of and to vote at any General Meeting of the Company.

TRANSFER OF SHARES

46. ~~39.~~The instrument of transfer shall be in the form or as near thereto as circumstances admit of Form "A" in the Schedule hereto. The transferor shall be deemed to remain the holder of such share until the same has been transferred to the transferee in the Register of Members.

47. ~~40.~~ The Directors may in their absolute discretion and without assigning any reason refuse to register the transfer of any share which is not a fully paid share**. The Directors may refuse to register the transfer of any share, the acquisition of which would constitute a Triggering Acquisition, to (a) a 30% Shareholder or (b) any person or group that would, as a result of such transfer, become a 30% Shareholder, in each case if such 30% Shareholder or such person or group, as the case may be, shall have not complied with the requirements of Bye-Law 56 in connection with such Triggering Acquisition**.

48. ~~41.~~ The Directors may also decline to register any transfer unless:

(a) the instrument of transfer is duly stamped and lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (including, without limitation, evidence of the transferor's compliance with Article V of the Bacardi Agreement, so long as it shall remain in effect **and, if applicable, Bye-Law 32**);

(b) the instrument of transfer is in respect of only one class of share;

(c) where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained.

49. ~~42.~~ If the Directors refuse to register a transfer of any share the Company shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

50. ~~43.~~ The joint holders of a share may transfer such share to any one or more of such joint holders; the joint holders of two or more shares may transfer such shares or any or either of them to one or more of such joint holders; and the surviving holder or holders of any share or shares previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member~~.~~**, in all cases subject to the provisions of Bye-Law 32.**

51. (1) Notwithstanding anything in these Bye-Laws to the contrary, in the event that an IPO occurs, no Class A share may be transferred to any person other than a Permitted Transferee prior to 180 days after the date of such IPO. Any purported transfer of any Class A share to any person other than a Permitted Transferee prior to such date shall be void.

(2) In addition to the legend required by Bye-Law 32(5), each certificate for Class A shares shall bear a legend on the face thereof reading as follows:

"The Class A shares represented by this certificate may not be transferred (which term includes, without limitation, buying a put option, selling a call option or entering into any other hedging or insurance transaction relating to such shares) to any person in connection with a transfer that does not meet

the qualifications set forth in Bye-Law 51(1) of the Bye-Laws of the Company whose securities are represented hereby, and no person who receives the shares represented by this certificate in connection with a transfer that does not meet the qualifications prescribed by such Bye-Law 51(1) is entitled to own or to be registered as the record holder of the Class A shares represented by this certificate. Each holder of this certificate, by accepting the same, accepts and agrees to all of the foregoing."

(3) **For purposes of this Bye-Law 51, the term "transfer" (and the related term "transferred") means any sale, pledge, gift, assignment or other transfer of any ownership or voting interest in any Class A share, including:**

(a) **any offer, pledge, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant to purchase, loan or other direct or indirect transfer or disposal of (x) any Class A share, (y) any securities convertible into or exercisable or exchangeable for a Class A share or (z) any Class B share into which such Class A share is convertible upon the sale or other transfer of such Class A share to any person other than a Permitted Transferee; or**

(b) **any entry into any swap or other arrangement (including by way of insurance) that transfers to another person, in whole or in part, any of the economic consequences of ownership of any Class A share or any Class B share into which such Class A share is convertible upon the sale or other transfer of such Class A share to any person other than a Permitted Transferee,**

whether any transaction described in clause (a) or (b) above is settled by delivery of Class A shares, Class B shares or other securities, in cash or otherwise.

TRANSMISSION OF SHARES

52. 44. The executors or administrators of a deceased Member shall, except as provided hereinafter, be the only person recognised by the Company has **as** having any title to his shares; but this shall not apply in the case of one or more joint holders of a share or shares, except in the case of the last survivor of such joint holders. On production of evidence of the death of a joint holder of a share or shares the remaining holder or holders shall automatically become entitled to the issue of a new certificate in the name of the remaining holder or holders.

53. 45. Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Directors may deem sufficient or may **(subject to the provisions of Bye-Law 32)**, instead of being registered himself, elect to have some person named by him registered as a transferee of

such share, in such case the person becoming entitled shall execute to his nominee an instrument of transfer in the form or as near thereto as circumstances admit of Form "B" in the Schedule hereto; and on the presentation thereof to the Directors, accompanied by such evidence as they may require to prove the title of the transferor, the transferee shall be registered as a Member but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that Member before his death or bankruptcy, as the case may be.

FORFEITURE OF SHARES

54. ~~46.~~ If any Member fails to pay on the day appointed for payment thereof any call in respect of any share allotted to or held by him the Directors may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward to such Member a notice similar to the Form "C" in the Schedule hereto and, if the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof (at a rate determined by the Directors) be forfeited by a resolution of the Directors to that effect, and such share shall thereupon become the property of the Company, and be disposed of as the Directors shall determine.

55. ~~47.~~ A Member whose share or shares have been forfeited as aforesaid shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture and all interest due thereon.

TAG-ALONG RIGHTS

56. (1) **If, at any time following the granting by the Members to the Board of the authority to issue the Class B shares, (a) any person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision) that has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 30% or more of the total voting power of the voting capital stock of the Company acquires beneficial ownership (as so defined) of any additional shares of voting capital stock of the Company or (b) any person or group (as so defined) acquires beneficial ownership (as so defined) of any shares of voting capital stock of the Company and as a result thereof has beneficial ownership (as so defined) of 30% or more of the total voting power of the voting capital stock of the Company (such acquisition described in clause (a) or clause (b) being referred to herein as the "Triggering Acquisition"), then, in either such case, such person or group (referred to herein as a "30% Shareholder") shall be required to offer to acquire all other common shares of the Company (both Class A and Class B) at the same price (payable in cash) as the shares acquired in the Triggering Acquisition.**

(2) Within five calendar days of the date on which the Triggering Acquisition occurs, the 30% Shareholder shall deliver, or cause to be delivered, to each other Member a written offer (a "Tag-Along Offer"), which shall (a) specify the name and address of the 30% Shareholder, (b) specify the price at which the shares acquired in the Triggering Acquisition were acquired and (c) unconditionally and irrevocably offer to purchase any or all common shares of the Company held by each other Member at such price (payable in cash).

(3) Upon receipt of a Tag-Along Offer, each Member may elect to cause the 30% Shareholder to purchase all, or any portion, of such Member's common shares of the Company, by giving written notice of its election to the 30% Shareholder at the address specified in the Tag-Along Offer, which notice shall specify the number of shares to be sold by such Member and shall be delivered to the 30% Shareholder within 30 calendar days after the date of such Tag-Along Offer. The 30% Shareholder shall be obligated to purchase all shares with respect to which an election to sell has been made by any Member at the price specified in such Tag-Along Offer, and all such purchases and sales shall be made on or before the 45th calendar day following the date of such Tag-Along Offer.

(4) Notwithstanding anything to the contrary in this Bye-Law 56, (a) no person shall be deemed to be or to have become a 30% Shareholder solely as a result of (i) acquiring shares of capital stock of the Company by means of inheritance or (ii) such person's voting power having increased to 30% or more of the total voting power of the voting capital stock of the Company as a result of a reduction in the total number of outstanding Class A shares, (b) Members, including Members in the same branch of the Bacardi family, that purchase shares of capital stock of the Company offered by another Member, including a member of the same branch of the Bacardi family, shall not, solely by virtue of purchasing such shares at the same time pursuant to the same offer, be deemed to be "group" for purposes of this Bye-Law 56 and (c) no 30% Shareholder that has made a Tag-Along Offer and otherwise complied with the requirements of this Bye-Law 56 (including purchasing all shares with respect to which an election to sell was made by any Member in connection with such Tag-Along Offer) shall be required to make another Tag-Along Offer unless and until such 30% Shareholder has, subsequent to the time of the completion of all share purchases in connection with such prior Tag-Along Offer, acquired beneficial ownership (as defined above) of such amount of additional shares of voting capital stock of the Company as results in such 30% Shareholder's aggregate beneficial ownership in the total voting power of the voting capital stock of the Company increasing by 5% or more over such 30% Shareholder's beneficial ownership interest at the time of the completion of all share purchases in connection with such prior Tag-Along Offer.

DIVIDENDS

57. ~~48.~~ (1) Subject only to the requirements of Section 54 of the Act, in each financial year of the Company, the Company shall, without the requirement of any action of the Directors or Members, pay in cash to all Members of record the Minimum Dividend (as defined below), apportioned on a per-share basis, in such installments during such financial year and on such record dates as the Directors shall determine in accordance with these Bye-Laws. The provisions of this Bye-Law ~~48~~ 57 shall operate pro rata for the financial year of the Company in which this Bye-Law ~~48~~57 shall become effective, beginning with the financial quarter that begins on the date closest to the date these Bye-Laws are adopted.

Notwithstanding the foregoing, the payment of the Minimum Dividend may be reduced to an aggregate not less than the Floor Dividend (as defined below) in a given financial year if the Directors shall determine that there is just cause therefor; provided, however, that such a reduction shall not be made in consecutive financial years.

For the purposes of the foregoing, "Floor Dividend" and "Minimum Dividend" with respect to any financial year of the Company shall mean an aggregate annual amount of cash dividends on Company common stock which, when added to the aggregate annual amount of cash dividends paid in such financial year of the Company on Corporation Preferred Stock and Imports Preferred Stock (but only to the extent provided in the terms governing such Corporation and Imports Preferred Stock and only to the extent that such Stock was issued in connection with the Reorganisation as defined in the Bacardi Agreement), shall be at least equal to 30% and 50%, respectively, of the Company's total consolidated net income after taxes during the preceding financial year, as set forth in the Company's audited consolidated financial statements provided to the Members pursuant to Bye-Law ~~54~~63 as adjusted as set forth in sub-paragraph (2) of this Bye-Law (it being understood that "income" of the Company and of each of its Subsidiaries for such purposes shall be calculated in accordance with generally accepted accounting principles in Bermuda within the meaning of Section 84 of the Act including, without limitation, operating income, dividends received, royalties received and interest received but, for so long as any indebtedness remains outstanding relating to the purchase of shares described in that certain purchase Agreement dated 3 September, 1992, relating to the acquisition of an interest in the Martini & Rossi companies, excluding the income of any consolidated entity in which the Company's financial or ownership interest is less than 80% except to the extent that such income is actually distributed to the Company). Subject to the requirements of Section 54 of the Act, and to the fiduciary duties of the Directors to the Members, in any financial year of the Company the Directors may declare additional dividends, over and above the Minimum Dividend (but no such declarations shall be deemed to affect the provisions of this Bye-Law concerning the payment of the Minimum Dividend from year to year, or otherwise).

(2) The Company's total consolidated net income after taxes during the preceding financial year, as set forth in the Company's audited consolidated financial statements shall, for the purposes of determining the Floor Dividend and the Minimum Dividend only, be adjusted to equal such amount which would have resulted if such consolidated net income after taxes had been calculated to include amortisation and write-off of goodwill and other intangible assets, to the extent that there is an unamortized balance still outstanding from prior acquisitions, in accordance with generally accepted accounting principles in Bermuda in effect on 1st January 2000, applied on a basis consistent with the audited financial statements of the Company for the year ended 31st March 2001, such adjustment to be the subject of an audit opinion from the Company's Auditor.

(3) The Company in General Meeting may declare or may authorise the Directors to make such other distributions (in cash or in specie) to the Members as may be lawfully made but no such distribution shall exceed the amount recommended by the Directors but only to the extent such recommendation of the Directors is based on Section 54 of the Act.

58. ~~49.~~ After the payment of dividends as required under Bye-Law ~~48~~57(1) has been made in a given financial year of the Company, the Directors may set aside out of the surplus or profits of the Company such sum as they think proper as a reserve fund to be used to meet contingencies or for any other special purpose.

59. ~~50.~~ The Directors may deduct from the dividends or distributions payable to any Member all money due by him to the Company on account of calls or otherwise in respect of shares of the Company.

CAPITALISATION

60. ~~51.~~ Subject to compliance with these Bye-Laws, the Company in General Meeting may, on the recommendation of the Directors, resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares, to be allotted as fully paid bonus shares pro rata to the Members of the Company and the Directors shall give effect to such resolution.

Additionally, subject to compliance with these Bye-Laws, the Company in General Meeting may capitalise any sum on reserve account or sums otherwise available for distribution by applying such amounts in paying up in full partly paid shares of those Members who would have been entitled to such sums if they were distributed by way of dividend or such distribution.

ACCOUNTS AND FINANCIAL STATEMENTS

61. ~~52.~~ The Company shall cause to be kept proper records of account with respect to all transactions of the Company sufficient to give a true and fair view of the state of the Company's affairs, to show and explain its transactions and in such manner as to show the assets and liabilities of the Company for the time being, all in accordance with the Act. Such records of account shall be kept at the registered office of the Company or, subject to Section 83(2) of the Act, at such other place as the Directors think fit and shall be open to the inspection of the Directors during normal business hours; provided that, if the records of account are kept at a place outside Bermuda, there shall be kept at the registered office of the Company in Bermuda such records as will enable each Director to ascertain with reasonable accuracy the financial position of the Company at the end of each three month period.

62. ~~53.~~ The financial year end of the Company may be determined by resolution of the Directors and failing such resolution shall be the 31st December in each year.

63. ~~54.~~ A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Members in General Meeting, together with a copy of the Auditor's report thereon, shall be sent to each Member and each person entitled thereto as soon as practicable following the end of each financial year of the Company, and in each case at least 30 calendar days prior to such General Meeting, and otherwise in accordance with the requirements of the Act, and shall be laid before the Members in General Meeting.

AUDIT

64. ~~55.~~ Subject to Section 88 of the Act, at the Annual General Meeting or at a subsequent Special General Meeting in each year, an independent representative of the Members shall be appointed by them as Auditor of the accounts of the Company and such Auditor shall hold office until the Members appoint another Auditor. Such Auditor may be a Member, but no Director or Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

65. ~~56.~~ Subject to Section 88 of the Act, the accounts of the Company shall be audited at least once in every year.

66. ~~57.~~ The remuneration of the Auditor shall be fixed by the Company in General Meeting or in such manner as the Members may determine.

67. ~~58.~~ If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall as soon as practicable convene a Special General Meeting to fill the vacancy.

68. ~~59.~~ The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the

Directors or Officers of the Company for any information in their possession relating to the books or affairs of the Company.

69. ~~60.~~ The statement of income and expenditure and the balance sheet provided for by Bye-Law ~~54~~**63** shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory; and the report of the Auditor shall be sent to each person as provided in Bye-Law ~~54~~**63** and be submitted to the Members in General Meeting.

NOTICES

70. ~~61.~~ A notice may be given by the Company to any Member either personally or by Mailing it to him or to his Registered Address.

71. ~~62.~~ Any notice required to be given to the Members shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

72. ~~63.~~ Any notice shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, and the time when it was posted, or delivered to the courier or to the cable company or transmitted by telex or facsimile as the case may be.

SEAL OF THE COMPANY

73. ~~64.~~ The Seal of the Company shall not be affixed to any instrument except over the signature of a Director and the Secretary or any two Directors or the signature of some person appointed by the Directors for the purpose; provided that the Secretary may affix the Seal of the Company over his signature only to any authenticated copies of these Bye-Laws, the incorporating documents of the Company, the minutes of any ~~m~~**M**eetings, or any other documents required to be authenticated by him, and to any instrument which a Meeting of the Directors has specifically approved beforehand.

INDEMNITY

74. ~~65.~~ (1) To the fullest extent permitted by Bermuda law from time to time in effect, any person who is or was a Director, Alternate Director **(prior to the effectiveness of Bye-Law 4(11))**, Secretary or other Officer of the Company, member of any advisory committee or committee of the Directors duly appointed by the Directors or the Members of the Company, or the Liquidator or Trustee (if any) of the Company, acting while in office in relation to any of the affairs of the Company

or any sSubsidiary of the Company, and every of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses (including attorneys' fees) which they or any of them, or their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own fraud or dishonesty, respectively; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them, or for the acts, receipts, neglects or defaults of any bankers or other persons with whom any moneys or effects belonging to the Company or any sSubsidiary of the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company or any sSubsidiary of the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, unless the same shall happen by or through their own fraud or dishonesty.

(2) Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director, Alternative Director or Officer on account of any action taken by such Director, Alternate Director or Officer or the failure of such Director, Alternate Director or Officer to take any action in the performance of his duties with or for the Company or any sSubsidiary of the Company; provided, however, that such waiver shall not apply to any claims or rights of action arising out of the fraud or dishonesty, of such Director, Alternate Director or Officer or to recover any gain, personal profit or advantage to which such Director, Alternate Director or Officer is not legally entitled.

WINDING-UP

75. 66. If the Company shall be wound up, the lLiquidator may, with the sanction of a resolution of the Members, divide amongst the mMembers in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. **Holders of Class A shares and Class B shares shall be treated as a single class of Members for purposes of this Bye-Law 75, and all such holders shall be entitled to receive the same amount of liquidating distributions in respect of each share held.** The Liquidator may, with the like sanction, vest the whole or any part of such assets in trusts upon such trusts for the benefit of the Members as the lLiquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

ALTERATION OF BYE-LAWS AND OTHER ORGANIC DOCUMENTS; EXTRAORDINARY TRANSACTIONS

76. ~~67.~~(1) No Bye-Law shall be rescinded, altered or amended and no new Bye-Law shall be made until the same has been approved by a resolution of the Directors and confirmed by a resolution of the Members approved by an affirmative vote of **Members holding not less than** two-thirds of the **total voting power of the** outstanding shares of ~~the Company's~~ voting capital stock **of the Company**, cast at a General Meeting duly called, convened and held in accordance with these Bye-Laws (and the notice of which Meeting shall state with specificity the matter or matters to be voted on, including the text of any change to these Bye-Laws), or by a resolution of the Members adopted in accordance with Bye-Law 26.

(2) In addition to the various voting requirements set forth elsewhere in these Bye-Laws, including in Bye-Law ~~31,~~**38,** the affirmative vote of **Members holding not less than** two-thirds of the **total voting power of the** outstanding shares of ~~the Company's~~ voting capital stock **of the Company**, cast at a General Meeting of the Company duly called, convened and held in accordance with these Bye-Laws (and the notice of which Meeting shall state with specificity the matter or matters to be voted on, including the text of any change to these Bye-Laws), shall be required to authorise:

(a) the Company to make or apply for any amendment to its Memorandum of Association or any of the Private Acts passed by the Bermuda Senate and House of Assembly with respect to the Company (or any other applicable statutory provisions promulgated by any other governmental authority);

(b) any sale, lease, exchange or other transfer or disposition (in one transaction or series of transactions) by the Company of all or substantially all its assets, or of any of its Major Subsidiaries or their assets (except for a sale of any Subsidiary of the Company to any other Subsidiary of the Company) or the entering into of any contract or other agreement relating to any such transaction; and

(c) any merger, consolidation, reorganisation, amalgamation or voluntary liquidation or other fundamental change involving the Company or any Major Subsidiary (except for a merger of any Major Subsidiary of the Company with or into any other Subsidiary of the Company).

REGISTERED OFFICE

77. ~~68.~~The Registered Office of the Company shall be at such place in Bermuda as the Board shall from time to time appoint.

SCHEDULE

FORM A

TRANSFER OF A SHARE OR SHARES

FOR VALUE RECEIVED (name in full of transferor) hereby sell(s), assign(s) and transfer(s) unto (name in full of transferee) of (address) ______________________ share(s) of the capital stock represented by the within certificate.

Witness our hands this ________ day of ______________199

Signed by the above-named)
(person or persons entitled))
in the presence of:) ________________________________
(Transferor)

Signed by the above-named)
(person or persons entitled))
in the presence of:) ________________________________
(Transferor)

FORM B

TRANSFER BY A PERSON BECOMING ENTITLED ON DEATH OR BANKRUPTCY OF A MEMBER

I (or We), having become entitled in consequence of the (death/bankruptcy) of (name of Member) to (number) share (or shares) numbered (number in figures) standing in the Register of Members of_________________ Company Limited in the name of the said (name of Member) instead of being registered myself (or ourselves) elect to have (name of transferee) registered as a transferee of such share (or shares) and I (or we) do hereby accordingly transfer the said share (or shares) unto the said (name of transferee), his executors, administrators and assigns to hold the same subject to the conditions on which the same were held at the time of the execution thereof; and I (or We) the said (name of transferee) do hereby agree to take the said share (or shares) subject to the same conditions.

Dated:

Signed by the above-named)
(person or persons entitled))
in the presence of:)

____
Signature of person or persons entitled

Signed by the above-named)
(person or persons entitled))
in the presence of:)

____
Signature of Transferee

FORM C

NOTICE OF LIABILITY TO FORFEITURE FOR NON PAYMENT OF CALL

TO:

You have failed to pay the call (amount of call) made on the ____ day of ____________ last, in respect of the (number) share (or shares) numbered (numbers in figures) standing in your name in the Register of Members of Company Limited, on the ____ day of ______________ last, the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of _________ per annum computed from the said ____ day of ____________ last (such interest through the date hereof being U.S. $___________), on or before the ____ day of next at the place of business of the said Company the said share (or shares) will be liable to be forfeited.

Dated this ___ day of ________________

____

(Signature of Secretary)
By Order of the Directors

[THIS PAGE INTENTIONALLY LEFT BLANK.]

PROXY/VOTING INSTRUCTION FORM

This proxy is for use at the Special General Meeting of Members of Bacardi Limited to be held at the Offices of Bacardi Limited, located at 65 Pitts Bay Road, Hamilton HM CX, Bermuda, beginning at 9:00 o'clock in the forenoon on Tuesday, the 6th day of May, 2003.

The undersigned hereby appoint(s) ____________________________, whom failing, Ruben Rodriguez, whom failing, Barbara Johnson, and each of them proxies, with all powers the undersigned would possess if personally present, and with full power of substitution and revocation, as attorneys and proxies to appear and vote all shares of Bacardi Limited held by the undersigned at the said Special General Meeting and at any and all adjournments thereof, upon the matter described on the reverse side of this card. **In the absence of specific instructions on the reverse side of this card, proxies will vote FOR the approval of the proposed Bye-Law Amendments.**

Please sign where indicated on the reverse side of this card and mail your proxy back promptly, using the enclosed envelope. If you do not sign and return a proxy or attend the Special General Meeting and vote in person, your shares cannot be voted. IF YOU ATTEND THE SPECIAL GENERAL MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. Questions may be directed to Gail Butterworth at (441) 298-1027.

PLEASE SIGN AND DATE THIS PROXY CARD ON THE OTHER SIDE AND ENTER YOUR VOTING INSTRUCTIONS. THIS PROXY CARD IS IMPORTANT—PLEASE DO NOT DISCARD.

▲ **FOLD AND DETACH HERE** ▲








The Board of Directors has resolved, by a vote of 12 to three, to recommend that you vote "FOR" approval of the following proposal:

To approve the group of Bye-Law amendments described in the proxy statement dated March 18, 2003, which include changes to the nomination of our Board of Directors, the creation (but not the issuance) of two classes of Bacardi Limited common shares, two classes of Directors and certain related matters.

FOR ☐ **AGAINST** ☐ **ABSTAIN** ☐
(has same effect as a vote "Against")

PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THE LABEL ABOVE. IF YOU ARE SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE GIVE YOUR FULL TITLE. IF THE MEMBER IS A CORPORATION OR PARTNERSHIP, PLEASE SIGN IN THE CORPORATE OR PARTNERSHIP NAME BY AN AUTHORIZED SIGNATORY. JOINT OWNERS SHOULD EACH SIGN PERSONALLY.

Signature: ______________________________ Date: ____________
Title (if applicable):

Signature: ______________________________ Date: ____________
Title (if applicable):

▲ **FOLD AND DETACH HERE** ▲